As filed with the Securities and Exchange Commission on  September 23, 1998

                                                             Registration No. 0-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                        BRIGHTON TECHNOLOGIES CORPORATION
                 (Name of Small Business Issuer in its Charter)


             Delaware                                    87-0460452
   (State or Other Jurisdiction of                    (I.R.S. Employer
    Incorporation or Organization)                  Identification Number)

          6 Pearl Court
        Allendale, New Jersey                               07401
(Address of Principal Executive Offices)                  (Zip Code)


                                 (201) 818-2889
                           (Issuer's Telephone Number)

                                   ----------

        Securities to be registered under Section 12(b) of the Act: None


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, Par Value $.001
                                (Title of Class)



                    Documents incorporated by reference: None


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    BUSINESS


General

     Brighton Technologies Corporation (the "Company") (hereinafter, reference to the "Company" shall include its subsidiaries unless the context otherwise requires) is a computer network integrator and operator, and a distributor of industrial equipment. The Company is also developing an on-line securities trading network for the Securities Trading Automated Quotations System (the "STAQ Exchange"), one of four national stock exchanges in China, which commenced operations in the second quarter of 1998. The Company provides such services and equipment primarily to customers in the People's Republic of China ("PRC" or "China"), as well as other Pacific Basin countries. The Company believes that it has a strong reputation as an independent full service provider of computer network integration services and a distributor of industrial equipment in China. This belief is based on several factors, including, the Company's Chairman, President, Chief Executive Officer and principal stockholder, Kit Kung's experience in the business of designing and installing computer networks and importing industrial equipment in China since 1980. Building on Mr. Kung's business experience in China, the Company formed a joint venture with a company controlled by the STAQ Exchange, to develop, design, install and maintain a nationwide computerized multi-market securities quotation and trading network in China.


Business Strategy

     The Company intends to maintain its focus on the Chinese market place. Its business strategy is focused as follows:

     -    Emphasis on network integration in the banking and finance industries

     -    Commercialization of the on-line securities trading network

     - Expansion of the industrial equipment distribution business to meet customer demand

Computer Network Integration. As the Chinese economy continues to grow and the standard of living increases in China, the Company believes that there will be an increased demand for consumer oriented financial services such as automated teller machines ("ATM") and retail outlets that accept credit card transactions. The Company's strategy has been to meet this increasing demand in the Chinese marketplace by installing wireless telecommunications networks suitable for high volume transactions that require instant responses, such as ATM transactions, credit card verifications, clearance and settlements. The Company currently has contracts with the Industrial and Commercial Bank of China ("ICBC") to design and install wireless telecommunication networks for clearance and settlements for 12 of its bank branches. The Company had completed this project at June 30, 1998. The Company believes that as market demand for ATMs and retail outlets that accept credit card transactions increases, it will be able to secure additional contracts in this area.

Information Services. The Company is the owner of a 90% interest in Beijing Brighton Staq Electronic System Company Limited ("Brighton-STAQ"), a PRC registered Sino-Hong Kong joint venture. The remaining 10% interest is owned by a company controlled by the STAQ Exchange, one of four national securities exchanges in China, located in Beijing. The purpose of Brighton-STAQ is to develop, design, install and maintain a nationwide computerized multi-market securities quotation and trading network, similar to the National Association of Securities Dealers Automated Quotation System ("NASDAQ") in the U.S., for trading of stocks listed on the Shanghai, Shenzhen and STAQ Exchange (the "STAQ On-line Network"). The Company's initial plans are to offer the STAQ On-line Network to the approximately 550 stock brokerages (operating 2,200 offices) that are members of the STAQ Exchange according to STAQ Exchange officials, in the cities of Beijing, Chongqing, Guangzhou, Shanghai, Shenzhen and other major cities in China, with plans to eventually market the STAQ On-line Network to all 2,800 stock brokerages (operating over 10,000 offices) in China. The Company expects to initially charge an installation fee of $6,000 and a monthly maintenance fee of $1,000 for each terminal installed at the stock brokerages. The STAQ On-line Network project is currently in the commercialization phase on a limited basis in the cities of Beijing and Chongqing. Subject to the Company obtaining additional working capital, the Company intends to expand the STAQ On-line Network to additional cities in China in the last quarter of 1998.

Industrial Equipment Distribution. Industrial equipment distribution accounts for a substantial portion of the current revenues and profits of the Company. The type of industrial equipment which the Company has been marketing in China include machine tools, such as machine center and grinder measurement devices, and heavy machinery, such as gantry mills, pressing machine production lines and dyes transfer automation systems. The Company is the exclusive distributor for Milltronics Manufacturing Company (a U.S. company), ALO Teknik AB (a Swedish company), Royal Master Grinders, Inc. (a U.S. company) and K.O. Lee Company (a U.S. company) for the sale of their industrial equipment in China. In addition to representing these manufacturers, the Company has adopted the strategy of increasing revenues by searching for industrial equipment from manufacturers worldwide that meet both the customer's technical specifications and budget. The Company will continue its past practice of gradually increasing the size of its sales team to meet customer demand for industrial equipment.

     In March 1998, the Company commenced operations of a newly established PRC Sino-Hong Kong equity joint venture company in YangZhou, PRC to produce and sell industrial equipment to small-to-midsize companies not ordinarily able to procure imported equipment due to cost constraints. These companies are not permitted to trade directly with foreign companies and are not able to secure foreign exchange.

Computer Network Integration

Market Overview

     China's information technology market has enjoyed significant growth and will likely grow at an increasing rate in the next decade as market demand for Western style modernization increases. In particular, growth will be most significant for system engineering services that provide customized products tailoring to customer's specifications. The following are the market factors which will contribute to this growth:

     (1) Development of large scale information "infrastructures": The Chinese Central Government has made "informationization" of the economy a priority of its most recent five year plan, and is planning to invest substantial amounts of capital in numerous information superhighway type projects such as the "Golden" projects(1).

----------

(1) China's State Council plans to develop the country's information infrastructure by 2000. The plan, know as the China National Information Infrastructure was implemented at the end of 1993 and is characterized by a series of "Golden" Projects, including the Golden Bridge, Golden Taxation, Golden

     (2) Growing demand for complex information systems from other large infrastructure projects: Continuous investment in large-scale infrastructure in areas such as power generation and transportation will drive demand for information technology systems.

     (3) Growing demand for information technology systems from enterprises and government agencies: As the Chinese economy develops and matures, enterprises and governmental agencies will need to utilize information technology systems to become competitive with their counterparts in more developed countries.

     In addition, due to their relative lack of technological sophistication, Chinese customers usually require more systems engineering services on each project than customers in more developed markets. Compared to Western countries, China's information technology industry is relatively young, such that most organizations do not have dedicated information technology departments as are common in Western countries. Much of the industry's technical resources are concentrated in companies that directly engage in the information technology business. As a result, companies outside the industry must rely on outside technical expertise to meet their needs. The demand for outside technical assistance will likely increase, as most of the software packages being developed are general platforms that require substantial customization to meet specific needs of each organization.


Operations

     The Company provides customized full service computer network and telecommunication equipment integration, installation and maintenance for customers in China and other Pacific Basin countries. The Company provides integrating solutions for customers utilizing software and hardware developed by third parties. The Company's computer network integration projects include integration of hotel management computer systems capable of managing reservations, telephones and billings, office automation projects, including integration of software from Chinese vendors with computer equipment manufactured by Digital Equipment Corporation, and wireless telecommunication systems for banking and finance industries. The Company's focus on the computer network integration segment of the business is currently in wireless telecommunication systems.

Aria Wireless System

     The Company has introduced Aria Wireless Systems, Inc.'s wireless telecommunication equipment ("Aria Wireless Systems"), which is suitable for high volume transactions that require instant responses, such as ATM transactions, credit card verifications,

----------

Customs and Golden Card Projects. The Golden Bridge Project's goal is to link, via a telecommunication network, all the cables of the Ministry of Posts and Telecommunications and special telecommunication grids of other ministries and official departments. The telecommunication network is expected to digitally transmit documents, sound and pictures used for serving China's finance, customs, foreign trade, tourism, meteorology, communication, State security, science and technology and other information businesses. The Golden Tax and Golden Customs Projects are extensions of the Golden Bridge Project. The Golden Card Project is consumer oriented and expected to modernize the China's payment and cashing services with the introduction and popularization of credit cards and other related media and decrease the amount of cash in circulation.

clearance and settlements, in the Chinese marketplace. The Company's gross margin on contracts for computer network integration of the Aria Wireless Systems has been approximately 40 percent. In 1997, the Company secured ten contracts with ICBC to customize integration of and install Aria Wireless Systems for ATM linkage and for clearance and settlements for eight of its bank branches. Seven of the contracts were completed in 1997 and the remaining three contracts are scheduled to be completed in 1998.

General

     The Company's Aria Wireless Systems utilizes radio frequency to transmit data in metropolitan areas within a 50 kilometer (38 mile) radius. Primary application for the Aria Wireless System is in the financial service industry and includes ATM linkage, credit card processing and banking data transfer. The Aria Wireless System is an industry leader for wireless data transfer technology in on-line transactions processing applications. There are over 5,000 remote locations connected to their respective hosts through Aria Wireless Systems in over 50 countries throughout the world.

     As the Chinese economy continues to grow and the standard of living increases in China, there will be an increased demand for consumer oriented financial services such as ATMs and retail outlets that accept credit card transactions. The Company believes that the Aria Wireless System is particularly well-suited for use by the financial services industry in China because it offers a more reliable alternative to land telephone lines for data transmission. Unlike Western countries, the land telephone lines in China are not yet able to support the rapid transmission of data with the accuracy and speed required by the financial industry. The Aria Wireless System, which utilizes radio frequencies, will assist the financial services industry to address the demand for consumer oriented financial services.

Sales and Marketing

     On December 12, 1997, the Company's subsidiary, The Brighton Industries Corporation, signed a Partnership Agreement with Aria Wireless Systems, Inc. ("Aria, Inc.") whereby the Company was appointed the exclusive distributor to market, sell and service the Aria Wireless System in the China market for a three-year period.

     To solicit contracts for its computer network integration services business, the Company participates in two to three trade shows per annum and holds two to three promotional seminars per annum throughout China and follows up with mass mailings of product catalogues. The Company's current focus is the network integration of the Aria Wireless Service in the banking and financial industry. To date, the Company's customers for this business segment have all been PRC Government owned or controlled entities, including government ministries, banks, universities and research facilities.

Competition

     The Company competes with Multipoint Networks, Inc., a U.S. company, and Kb/Tel, SA, a Mexican company, on a worldwide basis for the wireless system installation and service business. Both companies manufacture wireless systems that offer features comparable to the Aria Wireless System. The Company also competes with other manufacturers of wireless systems that offer similar features to the Aria Wireless System.

     The Company believes that its technical expertise in computer network integration makes the Aria Wireless System more desirable than the wireless systems offered by the other two companies. The Company has 13 engineers dedicated to installing and customizing system applications for the Aria Wireless System to customer's specifications. It is the Company's belief that its competitors do not have technical staff with the level of expertise of the Company's engineers and the Company is aware that the wireless systems installed by the Company's competitors have in the past experienced numerous technical problems due to improper integration installation.


Information Services

China's Securities Market Overview (all conversions to U.S. dollars use the September 15, 1998 exchange rate)

     The Chinese securities market comprises four national exchanges: Shanghai, Shenzhen, STAQ and China National Securities Trading System ("NETS"). The securities industry is regulated by two organizations: The State Council Securities Policy Committee, which is responsible for the macro policy of the industry, and the China Securities Regulatory Commission ("CSRC"), which is responsible for the day-to-day regulation of the securities industry. The CSRC dictates the stock exchange on which the shares of any Chinese company, whether state-owned or foreign-owned, is listed. The CSRC also determines the terms of the listing, including the size of the offering of securities and the price of the offering.

     Trade orders on all four national exchanges are computer matched. Each exchange seat at each of the four exchanges is equipped with a computer terminal for entering trade orders. Membership to the exchanges is limited to licensed stock brokerages and only registered members can trade on the respective exchanges. Non-members of the exchanges place orders with member stock brokerages either personally or by telephone. Each exchange has taken a different approach in developing its distribution system to its members. The NETS Exchange, the Exchange under the control of the People's Bank of China that was originally established for government bond clearing for the other national exchanges, has been inactive for a number of years and is not further discussed.

     The Shanghai Stock Exchange operates 21 sub-exchanges across China. These sub-exchanges are linked to the main computer via satellite. A member of the Shanghai Stock Exchange can obtain exchange seats at the main exchange or at any of the sub-exchanges. Stocks, debt instruments and investment funds are traded on the Shanghai Stock Exchange. According to STAQ Exchange officials, a seat on the Shanghai Stock Exchange is Rmb1,000,000 ($120,482) and the annual membership fee is Rmb500,000 ($60,241). The Shanghai Stock Exchange began offering off-floor on-line trading of its stocks in late 1997 and to date, has installed approximately 500 remote terminals. The installation charge for each terminal is Rmb300,000 ($36,145) and the annual maintenance fee is Rmb60,000 ($7,229). Stock brokerages that have not subscribed for the off-floor on-line trading must place their orders with their floor agents by telephone. As of May 31, 1998, 407 companies were listed on the Shanghai Stock Exchange with market capitalization of Rmb118.7 billion ($14.3 billion). The 1998 average daily turnover through May 1998 was Rmb778 million ($93.7 million).

     The Shenzhen Stock Exchange offers direct on-line linkage to its central computer via satellite. Each subscriptive stock brokerage is directly linked to one satellite station. Trade orders can be entered directly onto computer terminals at the respective stock brokerages.

According to STAQ Exchange officials, the annual membership fee for the Shenzhen Stock Exchange is Rmb600,000 ($72,289) and it charges its members an installation charge of approximately Rmb300,000 ($36,145) to set up satellite linkage and an annual maintenance fee of Rmb60,000 ($7,229). Stocks, debt instruments and investment funds are traded on the Shenzhen Stock Exchange. As of May 31, 1998, 384 companies were listed on the Shenzhen Stock Exchange with an aggregate market capitalization of Rmb104.7 billion ($12.6 billion). The 1998 turnover through May 1998 was Rmb857.4 million ($103.3 million).

     The STAQ Exchange has its main trading floor in Beijing and a sub-exchange in Xiamen. The STAQ Exchange is the official exchange for (i) legal-person-owned shares (C Shares), that are shares of PRC state-owned enterprises which may only be held by other PRC state-owned enterprises, and (ii) State Treasury Bonds issued by the Ministry of Finance. In addition to listing C Shares (total of seven stocks) and State Treasury Bonds, the STAQ Exchange acts as a sub-exchange for both the Shanghai and Shenzhen Stock Exchanges. A sub-exchange functions as a branch of the main exchange. Through direct computer linkages via satellite with both the Shanghai and Shenzhen Stock Exchanges, members of the STAQ Exchange can directly trade stocks listed on the Shanghai and Shenzhen Stock Exchanges from the STAQ Exchange trading floor. According to STAQ officials, the annual membership fee for the STAQ Exchange is Rmb150,000 ($18,072).

The STAQ Exchange

     The STAQ Exchange was approved by the CSRC in 1992 and The Stock Exchange Executive Council (the "SEEC"), a non-governmental advisory body to the CSRC, was assigned the responsibility of designing and developing the STAQ Exchange into a computer-based over-the-counter multi-point to multi-point on-line automated quotations system for securities trading. The members of the SEEC consist of China's largest trust and investment corporations, securities firms, and other non-bank financial institutions authorized to engage in securities and other financial businesses.

     About 80% of all State Treasury Bonds are distributed by the Ministry of Finance through the STAQ Exchange and 50% of all State Treasury Bond trading is done through the STAQ Exchange. Due to the restrictive ownership requirements of C Shares, trading of C Shares is limited and sporadic. When the STAQ Exchange was first approved as a sub-exchange for the Shanghai and Shenzhen Stock Exchanges in 1992 and in 1993, respectively, the trading volume fluctuated substantially due to the inherent instabilities of these two fledgling exchanges which were formally established only in 1991 and 1990, respectively. According to STAQ Exchange officials, the high end trading volume for the STAQ Exchange was approximately 3% of the Shanghai Stock Exchange and 10% of the Shenzhen Stock Exchange. According to STAQ Exchange officials, trading on the STAQ Exchange has stabilized at 1.5% and 4% of the trading volume on the Shanghai and Shenzhen Stock Exchanges, respectively, for the last three years.

     Trade orders on the STAQ Exchange are entered onto the computer terminals located on the trading floor in either Beijing or Xiamen and are computer matched. Members telephone their floor agents to execute transactions. According to statistics provided by STAQ Exchange officials, there are currently approximately 550 licensed stock brokerages (operating approximately 2,200 offices in China) that are members of the STAQ Exchange.

Brighton-STAQ

     Brighton-STAQ is a PRC registered Sino-Hong Kong equity joint venture company of which the Company owns 90% and Huazheng owns 10%. Brighton-STAQ has its registered office and principal place of business in Beijing and branch offices registered in Chongqing and Shanghai. Brighton-STAQ was formed to design, develop, install and maintain the STAQ On-line Network.

     In 1992, the STAQ Exchange received a grant of $200,000 from the World Bank for the development of the STAQ Exchange. The STAQ Exchange used part of the funds to invite seven technical experts from NASDAQ to visit the STAQ Exchange in Beijing and also asked the experts from NASDAQ to review the designs for the national on-line securities trading system that was modeled after NASDAQ. After reviewing the plans submitted, the NASDAQ experts confirmed that, as presented, the designs were functionally suitable for the on-line securities trading system as contemplated. Based on its expertise in the computer network integration services business, the Company was invited by the STAQ Exchange to submit designs for the computer network component of the on-line securities trading system. The Company's designs for the STAQ On-line Network were submitted, along with the designs of the securities trading system, for review and approved by the NASDAQ experts. NASDAQ has no on-going involvement with the STAQ Exchange or Brighton-STAQ.

     In February 1998, the STAQ On-line Network commenced initial linkage of remote computer terminals installed at stock brokerages in the cities of Beijing and Chongqing (with plans to expand linkage to Guangzhou, Shanghai, Shenzhen and other major cities in China) to the STAQ Exchange trading floor in Beijing. As of September 15, 1998, the Company has installed approximately 30 terminals in Beijing and five terminals in Chongqing. The Company has contracted to provide maintenance and service of the STAQ On-line Network to approximately 40 stock brokerages. The Company anticipates that linkage will eventually be on a nationwide level, with such expansion being driven by the Company's estimated break-even for each city of approximately 15 terminals. Through the use of the STAQ On-line Network, the stock brokerages will then be able to obtain real time price quotations of shares traded on the Shanghai and Shenzhen Stock Exchanges as well as C Shares and State Treasury Bonds and will be able to trade through party-to-party negotiations on remote computer terminals. The STAQ On-line Network is modeled after the on-line trading system offered by NASDAQ in the U.S. although, unlike NASDAQ, with the exception of C Shares, no stock will be quoted solely on the STAQ Exchange.

     Information displayed on the remote computer terminals will be identical to information available on the trading floor of the STAQ Exchange in Beijing. The operation of the STAQ On-line Network, including all software programs installed on the remote computer terminals at the stock brokerage houses, will be maintained and controlled by the STAQ Exchange. Brighton-STAQ's role is to develop, design, install and maintain the STAQ On-line Network. The Company will earn its revenue through an initial installation charge and a monthly maintenance fee charged to the stock brokerage houses for each terminal. The Company initially plans to charge a maintenance fee equivalent to approximately $1,000 per month for each remote computer terminal. The maintenance fee will be paid and denominated in Renminbi. The Company expects to initially charge an installation fee equivalent to approximately $6,000 for installing each remote computer terminal at the stock brokerages which will also be paid and denominated in Renminbi.

     Brighton-STAQ is authorized by the Ministry of Foreign Economic Relations and Trade for a total investment of $1,600,000. The Company had invested or advanced approximately $1,650,000 and $1,910,000 with respect to Brighton-STAQ as of December 31, 1997 and June 30, 1998, respectively. As of December 31, 1997, the Company had fully funded its original obligation to invest $1,600,000 in Brighton-STAQ. The Company had also committed to provide aggregate funding of approximately $4,000,000 during 1998 in the form of loans, based on initial estimates of the amount of working capital required during 1998 to support the start-up and subsequent expansion of the STAQ On-line Network.

     To the extent that the Company is unable to timely fund its current commitment to Brighton-STAQ during 1998, the planned expansion of the STAQ On-line Network into additional cities in China will be deferred, thus delaying the development of Brighton-STAQ and its ability to reach operational viability. A delay in expanding the STAQ On-line Network may also result in potential customers adopting alternative systems to trade securities in China, thus diminishing Brighton-STAQ's expansion potential and competitive position in China. The occurrence of these events could reduce the potential future commercial and economic value of the STAQ On-line Network, which would adversely affect the future profitability of Brighton-STAQ as it relates to the Company's consolidated results of operations.

     Based on revised and updated estimates of the cost to fund the expansion of the STAQ On-line Network, the Company does not believe that the entire $4,000,000 will be required during 1998. The Company currently expects to meet its funding commitment to Brighton-STAQ through a private sale of its common stock, although there can be no assurances that the Company will be successful in this regard. To the extent that Brighton-STAQ were to be funded by sources unrelated to the Company, the Company's interest in Brighton-STAQ could be reduced or eliminated, which would adversely affect the potential future profitability of Brighton-STAQ as it relates to the Company's consolidated results of operations. Since the Company has fully funded its original $1,600,000 commitment to Brighton-STAQ, the Company believes that this event is unlikely.

     To ensure that the investment in Brighton-STAQ in excess of the authorized total investment is adequately protected under Chinese law, it will be necessary for the Company to submit for approval a request for an increase in the total investment of the joint venture, which application will be submitted when the additional funds required to complete the STAQ On-line Network project are obtained by the Company through either private placements or public offerings of its securities. The Company has no reason to believe that such application would not be approved.

     The joint venture has a 12-year term expiring in 2006. Extension of the term of the joint venture is subject to the approval of the Ministry of Foreign Economic Relations and Trade, the approval authority for Sino-Hong Kong joint venture companies. The Company will be required to submit a formal application for extension to the Ministry six months prior to the expiration of the term for approval. The Company has no reason to believe that such application would not be approved. The parties orally agreed during negotiations for the establishment of Brighton-STAQ that under certain financial performance criteria to be agreed by the parties, Huazheng would have the right, during the term of Brighton-STAQ, to acquire up to an additional 10% of the joint venture annually, at market valuation, up to a total ownership interest of 49% of Brighton-STAQ. The Company is uncertain with respect to the validity of this oral agreement under Chinese law since it was not reflected in the written agreement approved by the Chinese government providing for the establishment of Brighton-STAQ. The Company believes that local business custom dictates that the Company honor such oral agreement if so requested by its partner. If Huazheng decides to exercise such right at a time when Brighton-STAQ is profitable, the Company's operating results and anticipated growth may be adversely affected. In addition, the mechanism for determining market valuation if and when Huazheng exercised such right, which is not yet agreed to by the parties, may possibly be unfavorable to the Company.

Current Status of the STAQ On-line Network

     The Company has successfully tested the STAQ On-line Network using dedicated land telephone lines leased from ChinaPac, a commercial arm of the Ministry of Information Technology Industry. In order to be fully commercially operational, the Company intends to convert the STAQ On-line Network to satellite and wireless linkage. In December 1997, the Company signed a three-year arrangement with The People's Daily, the major newspaper serving China, to subscribe for use of its satellite service. The Company is able to obtain services from The People's Daily at a rate of one-third the rate generally charged by commercial providers of satellite service because The People's Daily uses satellite communication only at night for distribution of text, as is customary for daily newspaper publications. As a result, its satellite communication resources are idle during daylight hours. This provides the opportunity for the Company to lease the system, with availability during key daylight trading hours, at very competitive rates. The satellite transponder providers of The People's Daily are Asia Satellite Telecommunications Co. Ltd. in Hong Kong for C-Band transponder and China Telecommunications Broadcast Satellite Corporation in Beijing for Ku-Band transponder.

     The stock price quotations from the STAQ Exchange trading floor in Beijing will be uplinked to The People's Daily's transponder and downlinked to various cities then being served. Two satellite communication links, one between the STAQ Exchange trading floor in Beijing and Shanghai and the other between the STAQ Exchange trading floor in Beijing and Chongqing have been completed. The cost of construction for each satellite communication link was approximately $38,000. The satellite equipment utilized for the STAQ On-line Network is manufactured by Hughes Electronics Corporation. After being downlinked to the various cities, the stock price quotations will be transmitted over a wireless system for broadcast to the remote computer terminals at the brokerages. Nodes for receiving the data broadcasted over the wireless system will be installed at the terminals. When a buy or sell order is executed at the terminals, such information is transmitted back via the wireless system and the satellite linkage to the STAQ Exchange in Beijing. A pair of radio frequencies, one for receiving and one for transmitting data, is generally able to support simultaneous broadcast and receipt of data to a maximum of 20 end users. The Company has, in conjunction with Aria Wireless Systems, Inc., developed data broadcast software that enables a pair of radio frequencies to support up to 250 end users of the STAQ On-line Network. The Company believes that its data broadcast software will significantly enhance its ability to offer the STAQ On-line Network services to end users as radio frequencies, which are controlled by the government, are limited and difficult to obtain in China. While The People's Daily provides the services of its satellite transponders to operate the communications linkages, the Company owns the satellite equipment necessary for uplinking and downlinking the stock price quotations.

     For local wireless communication, the Company plans to "piggyback" on the frequencies used by the Aria Wireless Systems which it has installed for other customers. Radio frequency is a controlled resource in China. Current Chinese laws and regulations do not allow foreign ownership or control of radio frequency. As a result, the Company cannot independently lease radio frequencies from the National Management Bureau of Radio Frequencies to build its wireless networks. The Company's customer, ICBC, has agreed to allot a portion of ICBC's assigned radio frequency in Beijing and Chongqing for the Company's use for a fee of $100 per node per year. The Company is currently negotiating with a domestic telecommunication service provider in Shanghai to use its assigned radio frequency for the STAQ On-line Network. The Company expects to finalize an agreement with this telecommunication service provider in the first quarter of 1999.

     The STAQ On-Line Network is functionally similar to other on-line transaction processing systems the Company has designed and installed for its financial services and hospitality industry customers. On-line transaction processing systems are designed to provide instant responses for high volume transactions. In the last seven years, the Company and other companies controlled by the Company's Chairman, Chief Executive Officer, President and principal stockholder have developed, designed and installed over 45 on-line transaction processing networks in the Pacific Basin region to customer's specifications, including credit verification and authorization systems, airline ticket reservation systems, ATM networks and bank branch networking. The Company has applied this knowledge in the design and development of the STAQ On-Line Network.

Marketing

     In February 1998, the Company commenced operations of the satellite-linked STAQ On-line Network in the cities of Beijing and Chongqing and installed computer terminals in a selected number of STAQ Exchange member stock brokerages for three month test periods. As of September 15, 1998, the Company has installed approximately 30 terminals in Beijing and five terminals in Chongqing. During the test period, the STAQ On-line Network is provided to the selected stock brokerages free of charge. At the end of the test period, these stock brokerages will have the option to subscribe for the STAQ On-line Network by executing maintenance agreements with Brighton-STAQ. The Company plans to host a series of seminars at these test sites for other traders from the STAQ Exchange member stock brokerages during the test period to attract customers. As of September 15, 1998, the Company has contracted to provide maintenance and service of the STAQ On-line Network to approximately 40 stock brokerages. Subject to the Company obtaining additional working capital, the Company intends to expand the STAQ On-line Network to Shanghai, Shenzhen, Guangzhou and other major cities in China.

     The Company believes that the STAQ On-line Network will increase the STAQ Exchange's ability to offer access to trading on the exchange. According to STAQ Exchange officials, only half of its members currently have seats on the trading floor because of the STAQ Exchange's insufficient technical expertise and capital resources. The remaining members must collaborate with seat members to trade. Eventually, Brighton-STAQ plans to co-market the STAQ On-line Network, in cooperation with the STAQ Exchange, by packaging it with membership to the STAQ Exchange to all stock brokerages who are not yet members of the STAQ Exchange.

Competition - Brighton-STAQ

     Both the Shanghai and Shenzhen Stock Exchanges maintain their own on-line securities quotation and trading systems and have the potential to compete with the STAQ Exchange for trading of securities listed on their respective stock exchanges. The Company believes that it is unlikely that either the Shanghai or Shenzhen Stock Exchanges would compete with the STAQ Exchange because all three exchanges are now under common control. The Shanghai and Shenzhen Stock Exchanges were brought under direct control of the CSRC by the PRC State Council in August 1997 to settle conflict of interest issues among the exchanges. In addition, as their sub-exchange, the STAQ Exchange is contributing to the development of the Shanghai and Shenzhen Stock Exchanges. The Company believes that the development of the STAQ On-line Network by Brighton-STAQ will likely complement the Shanghai and Shenzhen Stock Exchanges by increasing the volume of securities traded on both exchanges.

     The Company will potentially compete with other businesses experienced in the systems management and computer network integration business as well as the wireless communications business, which are capable of designing, installing and maintaining on-line transaction processing systems. The Company believes that information providers that have entered the China market and utilize on-line transaction processing systems in their businesses, such as Dow Jones Markets, Inc., Reuters Limited and Bloomberg L.P., are potential competitors of the Company. These potential competitors have greater marketing and development budgets than the Company and have greater capital resources than the Company. In the developed securities markets in the Pacific Basin region (such as Hong Kong, Singapore, Japan, Malaysia, Thailand and Taiwan), Dow Jones Markets, Inc., Reuters Limited and Bloomberg L.P. have been successful in providing trading on off-exchange floor trading for foreign securities markets, currency trading and news and information. It should be noted that except for China, which permits off-exchange floor trading, the stock exchanges in the Pacific Basin region are all floor-based electronic trading systems which do not permit off-exchange floor trading of their domestically listed securities.

Industrial Equipment Distribution

Market Overview

     Beginning in the mid-1980's, China commenced economic reforms that significantly decentralized the purchasing authority of government owned or controlled entities with respect to imports. In response to this process of decentralization and market orientation, increased numbers of industrial equipment manufacturers and independent distributors have entered the Chinese market to meet the market demand for modernization. Currently, the industrial equipment distribution sector in China is highly saturated with significant competition among manufacturers and distributors from around the world.

Products

     The Company facilitates access to the Chinese marketplace by United States, European and other manufacturers of industrial equipment by providing marketing, sales and technical services for their products. The industrial equipment which the Company has been marketing in China are machine tools, such as machine centers and grinder measurement devices, and heavy machinery, such as gantry mills, pressing machine production lines and dyes transfer automation systems.

     The Company has signed exclusive distributor agreements with several major manufacturers of industrial equipment (Milltronics Manufacturing Company (a U.S. company), ALO Teknik AB (a Swedish company), Royal Master Grinders, Inc. (a U.S. company) and K.O. Lee Company (a U.S. company)) for the sale of their industrial equipment in China. However, these manufacturers may sell the industrial equipment to their own customers based outside of China for use in China, such as, sales to the American party of a Sino-foreign joint venture company for use by the Sino-foreign joint venture company in China. In such cases, these manufacturers would pay the Company a sales commission of 5% of the sales price for the Company to provide repair and servicing for the industrial equipment inside China. The Company also sells industrial equipment for other manufacturers on a non-exclusive basis.

Customers

     The Company's customers for industrial equipment are PRC Government owned or controlled entities, including government ministries, universities, research facilities and factories. The majority of the Company's customers are metal handling and processing factories in the automotive, ship building and aviation industries in China.

     The Company signed three major contracts with Chinese customers for the sale of industrial equipment in 1997 totaling approximately $6,980,000. The Company was awarded a $1,690,000 contract from Shenyang Aircraft Corporation to equip five heavy duty vertical machining centers. The machine centers have been delivered and will be installed by the Company in the third quarter of 1998. Shenyang Aircraft Corporation is a leading aircraft manufacturer in China and produces sections of the Boeing 737 aircraft. The Company entered into a contract to provide computer-controlled auto body stamping equipment to Changan Automobile Works, a Chinese state-owned automotive manufacturer, located in Chongqing, for $3,081,000. Changan Automobile Works is one of the largest automotive manufacturers in China and is a long standing customer of the Company. The Company contracted to provide a gantry milling machine to Shenyang Blower Works, in Shenyang, for $2,400,000. Shenyang Blower Works is a leading manufacturer of air blowers and air compressors for the petroleum, chemical and electricity generating industries in China. Due to the long manufacturing cycle for large-size machine tools, delivery to Shenyang Blower Works is scheduled for the first quarter 1999.

     In the first six months of 1998, the Company signed a number of contracts with Chinese customers totaling approximately $3,154,000. The Company signed a contract with Instrimpex Instec Import & Export Corp. to supply 29 Ultra SPARC Processors from Sun Microsystems, Inc. The processors will be used to create high-speed internet connections and multimedia networks in China. The Company was awarded a contract from Chongqing Foreign Trade Import & Export Corporation to supply a fully automatic setting machine from Alo Teknik. The machine is for cutting metal sheets, pipes and other materials in heavy industrial production lines. The combined contract price for both contracts is approximately $930,000. The Company was also awarded a $1,570,760 contract from China Songhai Industrial Corporation for communications network equipment manufactured by Cisco Systems, Inc. The Company received two contracts for a total of $1,024,000 to supply air compressors manufactured by Sullair Corporation to Shanxi Electric Power Complete Equipment Company and the Commercial Bureau of Heilongjiang Province. The air compressors will be utilized at the Yangcheng Power Plant and at ShuangYa Shan Mine in Heilongjiang Province. The Yangcheng Power Plant will be one of the largest power plants in China after its construction is completed. In September 1998, the Company signed a contract for over $600,000 from China Xinxing Import & Export Corporation for communications network equipment manufactured by Cisco Systems, Inc.

     The industrial equipment distribution business accounted for approximately $3,700,000 and $4,400,000 in revenue for 1996 and 1997, respectively. Although the Company's customers vary from year to year, the Company historically has relied on a limited number of customers for a substantial portion of its total revenues, the margins of which may vary significantly. The Company expects that a significant portion of its future revenues from this business segment will continue to be generated by a limited number of customers, and revenues may vary substantially from quarter to quarter as a result of both the large order sizes and the long lead times characteristic of this business. However, the Company expects that revenues from the STAQ On-line Network project will represent an increasing proportion of total China-based revenues in the future.

Marketing

     The Company solicits potential customers for the sale of industrial equipment by participating in trade shows, promotional seminars and exhibitions throughout China and following up with mass mailings of product catalogues. At the trade shows, the Company operates a separate promotional exhibit. When the Company receives a request for particular equipment, the Company's sales staff in New Jersey is provided with the technical specifications and searches for suitable equipment manufacturers in the global market. When equipment that meets the technical specifications of the customer is identified, a case-by-case arrangement is negotiated between the equipment manufacturer and the Company. After a purchase agreement is signed with the customer, the Company will purchase the equipment from the manufacturer and resell it to the customer.

     The Company's industrial equipment distribution business sales and support teams, based in China and New Jersey, have grown from a total of three employees in 1991 to 27 employees as of September 15, 1998. The Company's sales teams in China for the industrial equipment distribution business are located in Beijing (12 employees), Shanghai (four employees),

Wuhan (eight employees) and Chongqing (two employees). All orders are sent to Beijing for approval and processing.

Foreign Trade Corporations ("FTC's")

     Contracts for the sale of industrial equipment are entered into between BIC or Brighton Equipment Corporation Limited, a wholly owned Hong Kong subsidiary of BECL ("Brighton Equipment"), and the customer. The Company does not place an order with the third party manufacturer for industrial equipment until a sale has been made to the customer. As a result, the Company does not generally need to warehouse inventory. In most cases, however, the Company does take title to the industrial equipment and bears the risk of loss in the event of non-payment by the customer.

     Sales of the industrial equipment, regardless of the nature of the customer, are made through FTC's, since Chinese domestic companies and individuals are not permitted to trade directly with foreign companies. The FTC's make purchases on behalf of the customers and are legally authorized by the PRC Government to conduct import business. FTC's are chartered and regulated by the government and were formed to facilitate foreign trade. Once the customer selects the foreign vendor and the industrial equipment to be purchased, it selects an FTC to carry out the necessary procedures for the import and purchase of the equipment. The FTC's function as procurement arms for the customers. Although the purchase decision is made by the customer, the Company enters into formal purchase contracts with FTC's. The FTC's take title to the industrial equipment and resell to the customers. The customers pay the FTC's in Renminbi and the FTC's, which have access to foreign exchange, pay the foreign vendors in U.S. dollars or other foreign currency.

     By virtue of its direct contractual relationship with the FTC, rather than the customer, the Company is to some extent dependent upon the continuing existence of and contractual compliance by the FTC until the particular transaction has been consummated. The Company's industrial equipment sales business, however, is not dependent on any single FTC or customer. Although sales by the Company to certain industries involve repeat transactions with FTC's that operate in those industries, the Company does not believe that it is dependent upon any particular FTC or that the loss of relations with any particular FTC would have a material adverse effect on the Company. Rather, FTC's, which earn commissions in transactions, compete with each other for the right to handle the customer's business.

     The Company believes that it is able to ensure that purchase orders for industrial equipment by the customers are properly approved and authorized when a purchase contract is signed with an FTC because the FTC will review all necessary paperwork before executing contracts on the customer's behalf. As an additional precaution, to date, all of the Company's direct sales to its customers have been guaranteed by letters of credit. As a policy, the Company will not ship any industrial equipment ordered until a bank letter of credit is provided by the customer. As such, the Company has seldom experienced nonpayment for industrial equipment orders and the risk of loss due to nonpayment is negligible even though the Company takes title to the industrial equipment. The Company has also never experienced a problem with obtaining payment in U.S. dollars for the industrial equipment.

     The customer is responsible for carrying out any necessary import procedure for the industrial equipment, obtaining the import license and for freight charges. The Company ships the ordered industrial equipment to the port of entry specified by the customer. It is also the customer's responsibility to clear the industrial equipment through customs and ship the industrial equipment from the port of entry to the customer's premises. After the industrial equipment has arrived at its destination in China, the Company arranges with the customer for the installation of the industrial equipment and the training of the customer's personnel in the operation of the industrial equipment. The industrial equipment is generally warranted for a period of one year after installation. The customer is responsible for any out of warranty service and repairs.

YangZhou Brighton Equipment Corporation Ltd.

     The Company's Hong Kong subsidiary, Brighton Equipment, on October 17, 1997, signed a joint venture contract with YangZhou Machine Tools Works to form YangZhou Brighton Equipment Corporation Ltd. ("YangZhou Brighton"), a Sino-Hong Kong equity joint venture company. YangZhou Brighton was established to produce and sell industrial equipment to small-to-midsize companies not ordinarily able to engage the services of FTC's due to costs. These companies are not permitted to trade directly with foreign companies and are not able to secure foreign exchange. YangZhou Brighton, a Chinese domestic company, is able to transact and accept Renminbi. YangZhou Brighton's office is located in YangZhou City, PRC. YangZhou Brighton commenced operations in March of 1998.

After-Sale Services

     In order to perform its servicing and other after-sale responsibilities, the Company employs a staff of five engineering and technical support personnel. The technical support engineers work out of the Company's various offices throughout China and are trained to handle service calls initially through advice and consultation. If necessary, the engineers travel to the location of the unit and perform required servicing. The Company maintains what it believes is an adequate inventory of supplies, spare parts and tools to handle most servicing. If parts under warranty require replacement, the Company may elect to replace that part out of its own parts inventory with the understanding that the manufacturer would in turn replace the part in the Company's inventory. Any post-warranty repair or servicing, charged on a time and material basis, has historically been immaterial to the Company's business.

Competition

     The Company competes with other independent distributors in China marketing similar products. Although the Company believes that it is one of the major independent distributors of industrial equipment, there may be other distributors with greater resources or other competitive advantages over the Company.

     In addition to other independent distributors, the Company faces more significant competition directly from established manufacturers. With respect to its industrial equipment, for example, the Company competes with Cincinnati Milacron, Inc. of the U.S., which maintains its own direct sales force in China. In addition, certain manufacturers, such as Ingersoll-Rand Company of the U.S., are better able than the Company to establish name recognition across industry lines as they market a wide variety of products in China under one brand name.

     Domestic Chinese entities also compete in various product areas. Certain of these competitors, whether joint venture projects with foreign manufacturers or all-Chinese groups, often receive preferential treatment by the government regulatory authorities, who seek to curtail spending on imported equipment in favor of domestic Chinese industrial development. Although the Company competes directly with products of certain of such joint ventures and all-Chinese groups, the Company does not believe that this preference by the regulatory authorities is often applied to the material detriment of the Company.

China National Contract

     On April 15, 1994, the Company contracted with China National to provide, for a total of $11 million, engineering design and implementation for a sodium bichromate production plant with an annual production capacity of 20,000 metric tons. This contract and the work related to it are outside the ordinary course of the Company's business. However, because of certain third-party technology that was available to it at that time, the Company was able to successfully bid on the contract. Turn-key contracts of this nature are generally discrete projects, and the Company does not anticipate repeat business from China National. The Company also does not currently have or plan to have any other projects of this nature in the foreseeable future. All payments from China National are remitted to the Company in U.S. dollars.

     The Company is responsible for the basic engineering design and transferring to China National certain manufacturing technological know-how licensed to the Company by AlliedSignal, Inc. ("AlliedSignal") for use in the production of sodium bichromate, chromic anhydride and chromium sulfate. The Company was also commissioned to procure key production equipment on China National's behalf. To date, the Company has completed the transfer of the basic engineering design and AlliedSignal's technology, and procurement of key production equipment. The first and second shipments of the equipment were made in May 1997 and October 1997, respectively. After construction of the plant is complete and ready to commence production, the Company will provide plant commissioning services, including supervision of final construction, equipment installation and pre-operational testing. This contract was temporarily suspended by the municipal government in February 1996, due to environmental concerns relating to China National's proposed methods for waste disposal by the plant, but activity under this contract continued through 1997 as a result of existing commitments.

     The Company has been advised by China National that they are currently negotiating with third party lenders for the necessary funds to complete the construction of the project. The Company is currently unable to predict the ultimate outcome of these discussions. In the event that China National is unsuccessful in its efforts to obtain such financing and construction efforts are further suspended or terminated, the Company's anticipated revenues in the future with regard to this contract may be reduced or eliminated. The Company does not currently expect that it will recognize any significant revenues from this contract during the year ending December 31, 1998. If China National is unable to complete the project, management does not expect that the ultimate resolution of this matter will have a material adverse impact on the Company's financial position, results of operations or cash flows, other than the loss of revenue, profits and cash flows that would have been realized if the project had been completed.

Background of the Company

     The Company was incorporated in the State of Delaware on November 4, 1988 as Sirone Corporation. On November 1, 1995, the Company changed its name to Zentex Corporation. For a period of time prior to November 11, 1996, under previous management, the Company was engaged in the distribution in the United States and Canada of a shampoo and conditioner treatment. In October 1996, the Company entered into an acquisition agreement (the "Acquisition Agreement") with BIC, BECL, and the Brighton Shareholders pursuant to which effective November 11, 1996 the Company acquired all of the issued and outstanding capital stock of BIC and BECL from the Brighton Shareholders in exchange for the issuance by the Company of a controlling interest in the Company to the Brighton Shareholders (the "Reverse Merger"). The business purpose of the Reverse Merger was to facilitate the consolidation of BIC and BECL into one publicly traded entity to attract investment in the Company. Pursuant to the Reverse Merger, and in furtherance of its new business plan, the Company's name was changed to "Brighton Technologies Corporation," and its symbol on the OTC Electronic Bulletin Board was changed to "BRTK."

     Immediately prior to the Reverse Merger, the Company had a total of 3,513,000 shares of Common Stock issued and outstanding. In connection with the Reverse Merger, the Company issued to the Brighton Shareholders an aggregate of 27,000,000 shares of Common Stock representing approximately 88% of the then outstanding shares of Common Stock of the Company. The Common Stock of the Company underwent a 1 for 3 reverse stock split effective as of November 11, 1996, a 1 for 3 reverse stock split effective as of October 17, 1997, a 1 for 3 reverse stock split effective as of January 20, 1998 and a 1 for 3 forward stock split effective as of April 15, 1998. In connection with the 1 for 3 reverse stock split effective as of April 15, 1998, the Company's symbol on the OTC Electronic Bulletin Board was changed to "BGHT." All Common Stock and per share data have been restated to reflect the stock splits.

     Pursuant to the terms of the Acquisition Agreement, the Company transferred to two individuals who were part of the prior management (the "Transferees") all of its operating assets existing immediately subsequent to the closing of the Reverse Merger (excluding the shares of BIC and BECL) in exchange for the assumption by the Transferees of all of the liabilities of the Company as of the closing of the Reverse Merger and the delivery of a release of all obligations owed by the Company to an affiliate of the Transferees. In addition, at the closing of the Reverse Merger, each member of the Company's then Board of Directors resigned, and was replaced by representatives of the Brighton Shareholders.

The Company's Corporate Structure

     The Company conducts its business through two principal subsidiaries: BIC and BECL. BIC acts as distributor of third party manufactured industrial equipment to customers in Pacific Basin countries with primary distribution to customers in China. BIC established a representative in Wuhan, China. BECL is an investment and holding company for Asian based investments focusing on information and industrial equipment related ventures in the Pacific Basin region. BECL holds investments in five second tier subsidiaries, four of which are companies organized under the laws of Hong Kong and one is a PRC joint venture company (the percentage of ownership of the issued and outstanding capital stock is denoted parenthetically): (i) Brighton OLTP Systems Limited ("Brighton OLTP") (100%); (ii) Aria Wireless Systems China Limited ("Aria China") 59%; (iii) Brighton-Equipment (100%); (iv) Brighton Elevator Corporation Limited ("Brighton Elevator") (79%); and (v) Brighton-STAQ (90%). Brighton Equipment provides computer network integration to customers in Pacific Basin countries other than China. Brighton Equipment also hold a 90% interest in YangZhou Brighton, a PRC joint venture company. Brighton OLTP, Brighton Elevator and Aria China are inactive companies. Brighton-STAQ is a PRC Sino-Hong Kong equity joint venture company that was formed to develop, design, install and maintain computer equipment for an automated securities trading and quotation system.

             The following is a diagram of the Company's structure:



             [GRAPHIC: DIAGRAM OF BRIGHTON TECHNOLOGIES STRUCTURE]

Government Regulation

     All foreign entities, businesses, persons and all onshore foreign investors, including Sino-foreign cooperative joint ventures, and Sino-foreign equity joint ventures, are prohibited from managing or participating in the management of any telecommunication operations business in China. In addition, all such telecommunication operations businesses are prohibited from structuring any foreign ownership of the management of such businesses. Participation in projects engaged in the leasing service industry is also prohibited to foreign entities, businesses, persons and all on-shore foreign investors.

     The Company believes that Brighton-STAQ does not violate the provisions of these regulations at the present time. The Company has received an opinion from its Chinese counsel, Zhong Xin Law Office, to the effect that the design, installation and maintenance of the STAQ On-line Network and the charge of a related maintenance fee by Brighton-STAQ does not violate any rules of the relevant Chinese Governmental agencies. The telecommunication services essential to the operation of the STAQ On-line Network will be provided by domestically licensed third-party providers (i.e., The People's Daily and ICBC). In addition, operation of the STAQ On-line Network is controlled directly by the STAQ Exchange. Revenue earned by Brighton-STAQ is for the maintenance and service of the equipment for the STAQ On-line Network.

Compliance with Environmental Laws

     The Company has no material expenses and anticipates no material impact on its business occasioned by compliance with environmental laws.

Employees

     As of June 30, 1998, the Company and its subsidiaries had approximately 115 full-time employees, of which over 80% are professionals with specialized skills. There are 21 employees based in Hong Kong, 85 based in China and nine in the Company's corporate office in Allendale, New Jersey, U.S.A., which serves as technical support base for the Asian operations. Of the 85 employees in China, 27 are dedicated to sales related activities for the industrial equipment distribution business segment and 21 are engineering and technical support personnel in the computer network integration business segment.


Patents and Trademarks

     The Company owns no registered patents. The Company has applied to the PRC Patent and Trademark Office to register its logo in June 1997. The Company expects to receive approval for registration of its logo in mid-1999. The Company believes that its business is not materially dependent on any patent or trademark.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995:

     This Registration Statement on Form 10-SB contains "forward-looking statements" within the meaning of the Federal securities laws. These forward-looking statements include, among others, statements concerning the Company's expectations regarding sales trends, gross and net operating margin trends, political and economic matters, the development of the STAQ project, the availability of equity capital to fund the Company's capital requirements, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. The forward-looking statements in this Registration Statement on Form 10-SB are subject to risks and uncertainties that could cause actual results to differ materially from those results expressed in or implied by the statements contained herein.

Overview:

     Effective November 11, 1996, the Company acquired all of the issued and outstanding capital stock of BIC and BECL from Kit Kung and Hong Yun (the "Brighton Shareholders") in exchange for the issuance by the Company of an approximate 88% controlling interest in the Company to the Brighton Shareholders at that time. The acquisition of BIC and BECL by the Company was accounted for as a recapitalization of BIC and BECL, with BIC and BECL as the acquirer (reverse acquisition). This transaction was consummated to consolidate the operating companies (BIC and BECL) owned by the Brighton Shareholders into one entity and to attract and facilitate investment into the Company. Accordingly, the historical financial statements consist of the combined financial statements of BIC and BECL, for all periods presented. The consolidated financial statements include the accounts of BIC, a United States-based company, and BECL, a Hong Kong-based holding company with controlling interests in four active Hong Kong subsidiaries and joint ventures (See "BUSINESS - THE COMPANY'S CORPORATE STRUCTURE"). All common share and per share amounts presented herein have been adjusted to reflect the 1-for-3 reverse stock splits effective November 11, 1996, October 17, 1997 and January 26, 1998, and a three-for-one stock split effective April 15, 1998.

     BIC is a distributor of third party manufactured industrial equipment to customers in China and other Pacific Basin countries. BECL is an investment and holding company whose subsidiaries are involved in (i) the buying, selling and installation of computer and industrial equipment, and (ii) the marketing, sale and service of wireless telecommunication equipment used for credit card approval and authorization systems in China and other Pacific Basin countries. In addition, during February 1998, the Company commenced initial operations of the STAQ On-line Network for the STAQ Exchange. Revenues from the STAQ On-line Network during the six months ended June 30, 1998 were not significant. The Company considers its operations at June 30, 1998 to be in three business segments: industrial equipment distribution, computer network integration and information services.

     On April 15, 1994, BIC entered into a long-term contract with expected revenues of $11,000,000 with China National to provide aid in the design and construction of a sodium bichromate production plant in Chongqing, Sichuan Province, PRC, with an annual production capacity of 20,000 metric tons. Although this contract and the work related to it were outside the ordinary scope of the Company's industrial equipment distribution business, given its size and complexity, because of certain third party technology that was available to the Company at that time, the Company was able to successfully bid on the contract. Contracts of this nature are project based and since the Company's current focus is on developing other business opportunities in China, the Company does not anticipate engaging in additional projects of this type or size in the foreseeable future. This contract was temporarily suspended in February 1996 by the municipal government due to environmental concerns relating to China National's proposed methods of waste disposal by the plant, but activity under this contract continued through 1997 as a result of existing commitments.

     The Company has been advised by China National that they are currently negotiating with third party lenders for the necessary funds to complete the construction of the project. The Company is currently unable to predict the ultimate outcome of these discussions. In the event that China National is unsuccessful in its efforts to obtain such financing and construction efforts are further suspended or terminated, the Company's anticipated revenues in the future with regard to this contract may be reduced or eliminated. The Company does not currently expect that it will recognize any significant revenues from this contract during the year ending December 31, 1998. If China National is unable to complete the project, management does not expect that the ultimate resolution of this matter will have a material adverse impact on the Company's financial position, results of operations or cash flows, other than the loss of revenue, profits and cash flows that would have been realized if the project had been completed.

     Revenues under this contract for the years ended December 31, 1996 and 1997 were approximately $1,048,000 and $2,237,000, respectively, or 13% and 35% of the Company's total revenues, respectively. Revenues under this contract for the six months ended June 30, 1997 were approximately $2,066,000 or 46% of the Company's total revenues; the Company did not record any revenues with respect to this contract for the six months ended June 30, 1998. The Company had recorded cumulative aggregate revenues of $6,798,000 through June 30, 1998 under this contract, or approximately 62% of the contract's total expected revenues. For the years ended December 31, 1996 and 1997, and the six months ended June 30, 1997 and 1998, this contract accounted for approximately 29%, 50%, 71% and 0% of industrial equipment distribution revenues, respectively.

     During 1997, no customer other than China National accounted for as much as 10% of revenues. During 1996, another customer accounted for approximately 17% of revenues. During the six months ended June 30, 1998, Changan Automobile Works accounted for approximately 35% of revenues. Although the Company's customers very from year to year, the Company has historically relied on large contracts from a limited number of customers for a substantial portion of its total revenues, the margins of which may vary significantly. In addition, substantially all of the Company's business is currently conducted with or in China. The Company expects that a significant portion of its future revenues will continue to be generated by a limited number of customers in China, and revenues may vary substantially from quarter to quarter as a result of both the large order sizes and the long lead times characteristic of this business. However, the Company expects that revenues from the STAQ On-line Network project will represent an increasing proportion of total China-based revenues in the future. The loss of any of these customers or any substantial reduction in business volume with any of these customers, or any political or economic difficulties in China or between the United States and China, or any currency restrictions or devaluations relative to the United States dollar, could have a material adverse effect on future results of operations.

        The following table sets forth certain historical operating data for the periods presented:


                                            Years Ended December 31,                         Six Months Ended June 30,
                                            ------------------------                         -------------------------
                                          1996                    1997                     1997                      1998
                                          ----                    ----                     ----                      ----
                                  Amount        %         Amount         %        Amount          %         Amount         %
                               -----------    -----    -----------     -----    -----------     -----     -----------    -----
Revenues                       $ 8,006,260    100.0    $ 6,446,617     100.0    $ 4,535,865     100.0     $ 8,851,331    100.0


Cost of revenues                 5,785,507     72.3      4,519,381      70.1      3,205,144      70.7       6,540,501     73.9

Operating expenses               1,755,029     21.9      2,580,106      40.0      1,146,601      25.3       1,609,204     18.2

Consulting fees                                            434,899       6.8        274,581       6.0
                               -----------    -----    -----------     -----    -----------     -----     -----------    -----

Operating income (loss)            465,724      5.8     (1,087,769)    (16.9)       (90,461)     (2.0)        701,626      7.9

Other income (expense), net         49,026       .6         70,828       1.1         23,487        .5        (111,412)    (1.2)

Write-off of offering costs                               (582,685)     (9.0)
                               -----------    -----    -----------     -----    -----------     -----     -----------    -----

Income (loss) before income
taxes and minority interests       514,750      6.4     (1,599,626)    (24.8)       (66,974)     (1.5)        590,214      6.7

(Provision) benefit for
income taxes                      (309,000)    (3.8)                                (31,000)      (.7)          6,311       .1

Minority interests                  (7,226)     (.1)        15,099        .2          5,950        .1             130      --
                               -----------    -----    -----------     -----    -----------     -----     -----------    -----

Net income (loss)              $   198,524      2.5    $(1,584,527)    (24.6)   $   (30,024)      (.7)    $   584,033      6.6
                               -----------    -----    -----------     -----    -----------     -----     -----------    -----
                               -----------    -----    -----------     -----    -----------     -----     -----------    -----


                           GEOGRAPHIC AREA INFORMATION


                                        Years Ended December 31,                        Six Months Ended June 30,
                                        ------------------------                        -------------------------
                                      1996                    1997                    1997                    1998
                                      ----                    ----                    ----                    ----
                             Amount         %         Amount        %        Amount         %        Amount          %
                           -----------    -----    -----------    -----    -----------    -----    -----------     -----
Revenues:

United States(1)           $ 6,039,716     75.4    $ 5,275,052     81.8    $ 3,953,366     87.2    $ 5,269,130      59.5

Far East                     1,966,544     24.6      1,171,565     18.2        582,499     12.8      3,582,201      40.5
                           -----------    -----    -----------    -----    -----------    -----    -----------     -----

Total                      $ 8,006,260    100.0    $ 6,446,617    100.0    $ 4,535,865    100.0    $ 8,851,331     100.0
                           -----------    -----    -----------    -----    -----------    -----    -----------     -----
                           -----------    -----    -----------    -----    -----------    -----    -----------     -----

Operating Income (Loss):

United States              $   730,875    156.9    $    (6,984)     (.6)   $   464,691    513.7    $   947,252     135.0

Far East                      (265,151)   (56.9)      (376,402)   (34.6)      (155,396)  (171.8)        84,862      12.1

Corporate(2)                                          (704,383)   (64.8)      (399,756)  (441.9)      (330,488)   (47.1)
                           -----------    -----    -----------    -----    -----------    -----    -----------     -----

Total                      $   465,724    100.0    $(1,087,769)  (100.0)   $   (90,461)  (100.0)   $   701,626     100.0
                           -----------    -----    -----------    -----    -----------    -----    -----------     -----
                           -----------    -----    -----------    -----    -----------    -----    -----------     -----


----------

(1) Substantially all of the United States Revenues are derived from customers based in the Far East.

(2) Costs attributable to corporate activities were not significant for the year ended December 31, 1996.

                          BUSINESS SEGMENT INFORMATION



                                           Years Ended December 31,                        Six Months Ended June 30,
                                           ------------------------                        -------------------------
                                         1996                    1997                    1997                    1998
                                         ----                    ----                    ----                    ----
                                  Amount        %        Amount         %        Amount         %        Amount          %
                               -----------    -----    -----------    -----    -----------    -----    -----------     -----
Revenues:

Computer network integration   $ 4,341,827     54.2    $ 2,001,267     31.0    $ 1,617,221     35.7    $ 1,181,262      13.3

Industrial equipment
distribution                     3,664,433     45.8      4,445,350     69.0      2,918,644     64.3      7,670,049      86.7

Information services (1)
                               -----------    -----    -----------    -----    -----------    -----    -----------     -----

Total                          $ 8,006,260    100.0    $ 6,446,617    100.0    $ 4,535,865    100.0    $ 8,851,331     100.0
                               -----------    -----    -----------    -----    -----------    -----    -----------     -----
                               -----------    -----    -----------    -----    -----------    -----    -----------     -----

Operating Income (Loss):

Computer network integration   $   251,209     53.9    $   106,680      9.8    $    78,105     86.3    $   552,273      78.7

Industrial equipment
distribution                       214,515     46.1       (490,066)   (45.0)       231,190    255.6        626,136      89.2

Information services (1)                                                                                  (146,295)    (20.8)

Corporate (2)                                             (704,383)   (64.8)      (399,756)  (441.9)      (330,488)    (47.1)
                               -----------    -----    -----------    -----    -----------    -----    -----------     -----


Total                          $   465,724    100.0    $(1,087,769)  (100.0)   $   (90,461)  (100.0)   $   701,626     100.0
                               -----------    -----    -----------    -----    -----------    -----    -----------     -----
                               -----------    -----    -----------    -----    -----------    -----    -----------     -----


----------

(1) The information services business segment did not generate any operating revenues through June 30, 1998. Costs attributable to the information services business segment were not significant prior to 1998.

(2) Cost attributable to corporate activities were not significant for the year ended December 31, 1996.

Consolidated Results of Operations

Six Months Ended June 30, 1997 and 1998:

     Revenues. Revenues for the six months ended June 30, 1998 were $8,851,331, as compared to $4,535,865 for the six months ended June 30, 1997, an increase of $4,315,466 or 95.1%. The increase in revenues in 1998 as compared to 1997 consisted of an increase in industrial equipment distribution revenues of $4,751,405 or 162.8%, offset in part by a decrease of $435,959 or 27.0% in computer network integration revenues. For the six months ended June 30, 1998 and 1997, industrial equipment distribution revenues represented approximately 86.7% and 64.3% of consolidated revenues, respectively, and computer network integration revenues represented approximately 13.3% and 35.7% of consolidated revenues, respectively. Revenues increased in 1998 as compared to 1997 primarily as a result of the timing of certain industrial equipment distribution contracts, including one contract for approximately $3,081,000 with Changan Automobile Works recorded in 1998.

     For the six months ended June 30, 1998 and 1997, revenues from the China National contract were $0 and $2,066,000, respectively. For the six months ended June 30, 1998 and 1997, the China National contract accounted for approximately 0% and 46% of consolidated revenues, respectively, and approximately 0% and 71% of industrial equipment distribution revenues, respectively.

     The Company's current focus in the computer network integration segment of its business is in wireless telecommunication systems. Computer network integration revenues include revenues from the sale and installation of the Aria Wireless System (See "BUSINESS - COMPUTER NETWORK INTEGRATION - ARIA WIRELESS SYSTEM"). During 1997, the Company was awarded ten contracts with ICBC to customize integration of and install Aria Wireless Systems for ATM linkage and for clearance and settlements for its bank branches. Seven of these contracts were completed during 1997 and the remaining three contracts are scheduled to be completed during 1998. For the six months ended June 30, 1998 and 1997, revenues from the sale and installation of the Aria Wireless System were $918,433 and $987,103, respectively, or 77.8% and 61.0% of computer network integration revenues, respectively.

     For the six months ended June 30, 1998, revenues from United States export sales to the Far East increased by $1,315,764 or 33.3%, to $5,269,130 in 1998 from $3,953,366 in 1997 as a result of a general increase in demand for industrial goods, and revenues from Far East based operations increased by $2,999,702 or 515.0%, to $3,582,201 in 1998 from $582,499 in 1997, primarily as a result of the aforementioned contract for approximately $3,081,000 with Changan Automobile Works. For the six months ended June 30, 1998 and 1997, revenues from United States export sales to the Far East represented approximately 59.5% and 87.2% of consolidated revenues, respectively, and revenues from Far East based operations represented 40.5% and 12.8% of consolidated revenues, respectively.

     Gross Profit. Gross profit for the six months ended June 30, 1998 increased by $980,109 or 73.7%, to $2,310,830 or 26.1% of revenues, as compared to $1,330,721 or 29.3% of revenues for the six months ended June 30, 1997. The decrease in gross profit margin in 1998 as compared to 1997 was a result of generally increased competition in the industrial equipment distribution business segment, which the Company expects will continue at least for the remainder of 1998 and 1999.

     General and Administrative Expenses. General and administrative expenses increased by $434,132 or 51.5% to $1,276,668 or 14.4% of revenues for the six months ended June 30, 1998, as compared to $842,536 or 18.6% of revenues for the six months June 30, 1997, primarily as a result of increases in employee compensation and occupancy costs incurred to develop the

STAQ On-line Network and to support the Company's efforts to expand its operations in the Far East, and corporate costs associated with the operation of a public company.

     For the six months ended June 30, 1998, corporate general and administrative expenses decreased by $69,268 or 17.3%, to $330,488 in 1998 from $399,756 in 1997, respectively, primarily as a result of reduced professional fees.

     Selling and Marketing Expenses. Selling and marketing expenses increased by $24,238 or 9.5% to $280,566 or 3.2% of revenues for the six months ended June 30, 1998, as compared to $256,328 or 5.7% of revenues for the six months June 30, 1997, primarily as a result of increases in employee compensation and occupancy costs incurred to develop and promote the STAQ On-line Network and to support the Company's efforts to expand its operations in the Far East.

     Consulting Fees. During the six months ended June 30, 1997, the Company incurred consulting fees aggregating $274,581 for certain professional, consulting and other costs incurred in connection with the Company's ongoing business development and financing activities. The Company did not incur any similar consulting fees during the six months ended June 30, 1998.

     Included in the $274,581 of consulting fees are $175,000 of costs pursuant to a consulting agreement with a consulting firm. The Company entered into the consulting agreement with the consulting firm for business advisory services on February 25, 1997. Pursuant to that agreement, the Company paid the consulting firm $25,000 and issued a one-year note for $150,000 for services rendered. The note was unsecured, with interest at 10% per annum to accrue until the due date of February 24, 1998. Thereafter, such note is due and payable upon demand, with interest at 12% per annum.

     The Company has the option of converting the note, including accrued interest, on or after the due date, into shares of common stock, with the value of such common shares to be calculated at 75% of the market price on the conversion date. The maximum number of common shares that the Company will be required to reserve and issue as full settlement for the note, including accrued interest, is 75,000 shares. Such shares, if issued, will be restricted and will have piggyback registration rights.

     Operating Income (Loss). For the six months ended June 30, 1998, operating income was $701,626, as compared to an operating loss of ($90,461) for the six months ended June 30, 1997. The Company had operating income in 1998, as compared to an operating loss in 1997, primarily as a result of increased revenues and reduced consulting fees.

     For the six months ended June 30, 1998 and 1997, industrial equipment distribution operating income represented approximately 8.2% and 7.9% of industrial equipment distribution revenues, respectively, and computer network integration operating income represented approximately 46.8% and 4.8% of computer network integration revenues, respectively. Networking operating income increased significantly in 1998 as compared to 1997 as a result of the aforementioned focus by the Company on the sale and installation of the Aria Wireless Systems (see "BUSINESS - COMPUTER NETWORK INTEGRATION - ARIA WIRELESS SYSTEM"), from which the Company realized improved margins in 1998.

     For the six months ended June 30, 1998 and 1997, operating income from United States export sales to the Far East represented approximately 18.0% and 11.7% of revenues from United States export sales to the Far East, respectively, and operating income (loss) from Far East based operations represented approximately 2.4% and (26.7%) of revenues from Far East based operations, respectively. Far East based operations had operating income in 1998 as compared to operating loss in 1997 as a result of increased revenues and decreased costs related to business development and financing activities.

     The information services business segment, which consists of the STAQ On-line Network, did not generate any revenues during the six months ended June 30, 1998 and 1997. For the six months ended June 30, 1998, the operating loss from information services was $(146,295). Costs related to the STAQ On-line Network were not significant during the six months ended June 30, 1997.

     Other Income (Expense). For the six months ended June 30, 1998, interest expense and bank fees increased by $85,144 or 302.7% to $113,268, as compared to $28,124 for the six months ended June 30, 1997, primarily as a result of bank fees related to a bank letter of credit issued in conjunction with an industrial equipment purchase contract scheduled for completion in 1998.

     For the six months ended June 30, 1998, interest income decreased by $22,311 or 51.3%, to $21,209, as compared to $43,520 for the year ended December 31, 1996, primarily as a result of decreased cash balances.

     Income Taxes. For the six months ended June 30, 1998, the Company had consolidated income before income taxes and minority interests of $590,214, and recorded a foreign provision for income taxes of $6,311. The Company recognized the tax benefit of a $172,000 net operating loss carryforward, which was previously reserved for at December 31, 1997. For the six months ended June 30, 1997, the Company had a loss before income taxes and minority interests of ($66,974), and recorded an income tax benefit of $31,000.

     The Company is subject to different tax rates and tax laws because it operates in various distinct jurisdictions. As a result, the Company may not necessarily be able to offset its income earned in one jurisdiction against losses incurred in another jurisdiction. Therefore, the Company anticipates that its consolidated effective tax rate may vary significantly between periods.

     Net Income (Loss). Net income for the six months ended June 30, 1998 was $584,033 or $.15 per share, as compared to a net loss for the six months ended June 30, 1997 of ($30,024) or ($.01) per share.


Years Ended December 31, 1996 and 1997:

     Revenues. Revenues for the year ended December 31, 1997 were $6,446,617, as compared to $8,006,260 for the year ended December 31, 1996, a decrease of $1,559,643 or 19.5%. The decrease in revenues of $1,559,643 in 1997 as compared to 1996 consisted of a decrease in computer network integration revenues of $2,340,560 or 53.9%, which was partially offset by an increase in industrial equipment distribution revenues of $780,917 or 21.3%. For the years ended December 31, 1997 and 1996, industrial equipment distribution revenues represented approximately 69.0% and 45.8% of consolidated revenues, respectively, and computer network integration revenues represented approximately 31.0% and 54.2% of consolidated revenues, respectively.

     Industrial equipment distribution revenues for the year ended December 31, 1997 increased primarily because of increased revenues from the previously described contract with China National. Revenue from this contract is included in the Company's industrial equipment distribution business segment, and is recognized using the percentage of completion method. Revenue from this contract increased by approximately $1,189,000 in 1997 as compared to 1996, from approximately $1,048,000 in 1996 to $2,237,000 in 1997.

     Computer network integration revenues decreased in 1997 as compared to 1996 primarily as a result of management's decision to allocate personnel and resources during 1997 to continue the development of the STAQ On-line Network (See "BUSINESS - STAQ ON-LINE NETWORK"). Due to the Company's limited capital and operating resources, development of the STAQ On-line Network required the Company to reduce its sales efforts with respect to the computer network integration business segment.

     The Company's current focus in the computer network integration segment of its business is in wireless telecommunication systems. Computer network integration revenues include revenues from the sale and installation of the Aria Wireless System (See "BUSINESS - COMPUTER NETWORK INTEGRATION - ARIA WIRELESS SYSTEM"). During 1997, the Company was awarded ten contracts with ICBC to customize integration of and install Aria Wireless Systems for ATM linkage and for clearance and settlements for its bank branches. Seven of the contracts were completed during 1997 and the remaining three contracts are scheduled to be completed during 1998. For the years ended December 31, 1997 and 1996, revenues from the sale and installation of the Aria Wireless System were $1,557,707 and $266,758, respectively, or 77.8% and 6.1% of computer network integration revenues, respectively.

     Revenues from United States export sales to the Far East are derived from industrial equipment distribution, while revenues from Far East based operations are derived from both industrial equipment distribution and computer network integration. For the year ended December 31, 1997, revenues from United States export sales decreased by $764,664 or 12.7%, to $5,275,052 in 1997 from $6,039,716 in 1996, and revenues from Far East based operations decreased by $794,979 or 40.4%, to $1,171,565 in 1997 from $1,966,544 in 1996. For the years ended December 31, 1997 and 1996, revenues from United States export sales represented approximately 81.8% and 75.4% of consolidated revenues, respectively, and revenues from Far East based operations represented approximately 18.2% and 24.6% of consolidated revenues, respectively.

     Gross Profit. Gross profit for the year ended December 31, 1997 was $1,927,236 or 29.9% of revenues, as compared to $2,220,753 or 27.7% of revenues for the year ended December 31, 1996. The increase in gross margin in 1997 as compared to 1996 was primarily a result of increased revenues from the contract with China National, and an improvement in gross margins on certain industrial equipment distribution contracts.

     General and Administrative Expenses. General and administrative expenses increased by $616,420 or 46.3%, to $1,946,494 or 30.2% of revenues for the year ended December 31, 1997, as compared to $1,330,074 or 16.6% of revenues for the year ended December 31, 1996, primarily as a result of increases in employee compensation and occupancy costs incurred to support the Company's efforts to its expand operations in the Far East, and corporate costs associated with the operation of a public company.

     For the year ended December 31, 1997, corporate general and administrative expenses aggregated $704,383. Corporate general and administrative expenses were not significant during the year ended December 31, 1996.

     Selling and Marketing Expenses. Selling and marketing expenses increased by $135,737 or 35.1%, to $521,954 or 8.1% of revenues for the year ended December 31, 1997, as compared to $386,217 or 4.8% of revenues for the year ended December 31, 1996, primarily as a result of increases in employee compensation and occupancy costs incurred to support the Company's efforts to expand its operations in the Far East.

     Consulting Fees. During the year ended December 31, 1997, the Company incurred consulting fees aggregating $434,899 for certain professional, consulting and other costs incurred in connection with the Company's ongoing business development and financing activities. The Company did not incur any similar consulting fees during the year ended December 31, 1996.

     Included in the consulting fees of $434,899 are $175,000 of costs pursuant to a consulting agreement with a consulting firm. The Company entered into the consulting agreement with the consulting firm for business advisory services on February 25, 1997. Pursuant to that agreement, the Company paid the consulting firm $25,000 and issued a one-year note for $150,000 for services rendered. The note was unsecured, with interest at 10% per annum to accrue until the due date of February 24, 1998. Thereafter, such note is due and payable upon demand, with interest at 12% per annum.

     The Company has the option of converting the note, including accrued interest, on or after the due date, into shares of common stock, with the value of such common shares to be calculated at 75% of the market price on the conversion date. The maximum number of common shares that the Company will be required to reserve and issue as full settlement for the note, including accrued interest, is 75,000 shares. Such shares, if issued, will be restricted and will have piggyback registration rights.

     Operating Income (Loss). For the year ended December 31, 1997, operating loss was ($1,087,769), as compared to operating income of $465,724 for the year ended December 31, 1996. The Company incurred an operating loss in 1997 as compared to operating income in 1996 primarily as a result of reduced revenues, increased operating expenses related to business development and financing activities, particularly with respect to the development of the STAQ On-line Network and the consulting fees, and the corporate costs associated with the operation of a public company.

     For the years ended December 31, 1997 and 1996, operating income (loss) from industrial equipment distribution represented approximately (11.0%) and 5.9% of industrial equipment distribution revenues, respectively, and operating income from computer network integration represented approximately 5.3% and 5.8% of computer network integration revenues, respectively. The increase in operating loss from industrial equipment distribution of $704,581 or 328.5% in 1997 as compared to 1996 reflects a decrease in revenues and operating margins, and an increase in business development and financing costs. The decrease in operating income from computer network integration of $144,529 or 57.5% in 1997 as compared to 1996 reflects a decrease in computer network integration revenues. Operating loss also increased in 1997 as compared to 1996 as a result of a shift in the business mix to a higher proportion of lower margin industrial equipment sales.

     The decrease in operating income (loss) from United States export sales to the Far East of $737,859 or 101.0% in 1997 as compared to 1996, and the increased operating loss from Far East based operations of $111,251 or 42.0% in 1997 as compared to 1996, were the result of a decrease in revenues and operating margins. Operating loss also increased in 1997 as compared to 1996 as a result of a shift in the business mix to a higher proportion of lower margin United States export sales to the Far East.

     Other Income (Expense). For the year ended December 31, 1997, interest expense and bank fees increased by $30,266 or 91.2% to $63,436, as compared to $33,170 for the year ended December 31, 1996, primarily as a result of an increase in notes payable and bank fees.

     For the year ended December 31, 1997, interest income increased by $62,130 or 165.9%, to $99,581, as compared to $37,451 for the year ended December 31, 1996, primarily as a result of increased cash balances generated by contract advances.

     During 1997, the Company had capitalized professional fees and related costs in connection with its contemplated public offering of its securities. Based on an assessment of market conditions and other factors, the Company decided to abandon this offering and, accordingly, recognized a non-operating charge to operations of $582,685 during the year ended December 31, 1997.

     Income Taxes. For the year ended December 31, 1997, the Company incurred a consolidated loss before income taxes and minority interests of $1,599,626, which consisted of operating losses in both the United States and the Far East jurisdictions in which the Company operates. Based on assessment of all available information, including historical trends, the Company was unable to conclude that realization of the deferred tax asset was more likely than not. Accordingly, the Company established a 100% valuation allowance on the deferred tax assets related to its domestic and foreign net operating losses. Reductions in the valuation allowance will be recorded when, in the opinion of management, the Company's ability to generate taxable income in the future is considered more likely than not. For the year ended December 31, 1996, the Company had income before income taxes and minority interests of $514,750, and recorded a provision for income taxes of $309,000 or 60.0% of income before income taxes and minority interests.

     The Company is subject to different tax rates and tax laws because it operates in various distinct jurisdictions. As a result, the Company may not necessarily be able to offset its income earned in one jurisdiction against losses incurred in another jurisdiction. Therefore, the Company anticipates that its consolidated effective tax rate may vary significantly between periods.

     Net Income (Loss). Net loss for the year ended December 31, 1997 was ($1,584,527) or ($.46) per share, as compared to net income for the year ended December 31, 1996 of $198,524 or $.06 per share.


Consolidated Financial Condition

Liquidity and Capital Resources:

     Operating. For the year ended December 31, 1997, the Company's operations utilized cash resources of $2,475,543, as compared to generating cash resources of $2,741,329 for the year ended December 31, 1996. The Company had a working capital deficit of $1,560,352 at December 31, 1997, as compared to a working capital deficit of $879,481 at December 31, 1996, reflecting current ratios of
 .80:1 and .91:1, respectively. The Company incurred negative operating cash flow in 1997, as compared to positive operating cash flow in 1996, primarily as a result of the operating losses incurred in 1997, the costs incurred to support the Company's efforts to expand its operations in the Far East, and the costs associated with the operation of a public company.

     For the six months ended June 30, 1998, the Company's operations provided cash resources of $411,224, as compared to utilizing cash resources of $1,576,867 for the six months ended June 30, 1997. The Company had net working capital of $85,675 at June 30, 1998, as compared to a net working capital deficit of ($1,560,352) at December 31, 1997, reflecting current ratios of 1.01:1 and .80:1, respectively. The Company's operations provided cash resources in 1998 as compared to utilizing cash resources in 1997 primarily as a result of increased revenues and improved profitability and project management that focused on cash collection.

     Accounts receivable decreased by $4,083 to $1,335,235 at December 31, 1997, from $1,339,318 at December 31, 1996. During the six months ended June 30, 1998, accounts receivable increased by $1,143,359, reflecting increased operating activity during 1998.

     Advances to customers increased by $1,128,998 to $1,671,166 at December 31, 1997, from $542,168 at December 31, 1996. During the six months ended June 30, 1998, advances to customers decreased by $474,578.

     During the year ended December 31, 1997, the Company received customer advances aggregating $2,150,000 with respect to the China National contract, which has been recorded as customer deposits at December 31, 1997 and June 30, 1998, and which is expected to be utilized in the fulfillment of the Company's obligations under that contract in subsequent periods. As an accommodation to China National for excess funds held by the Company, the Company has periodically loaned funds to China National. These loans do not bear interest and do not stipulate repayment dates. As of December 31, 1997 and June 30, 1998, the Company had advanced $1,181,513 to China National, which is included in advances to customers at those dates.

     Investing. During the years ended December 31, 1997 and 1996, the Company purchased fixed assets aggregating $322,331 and $154,484, respectively, primarily in the form of project equipment that will be utilized in completing future projects. The Company also acquired project equipment with an estimated fair market value of $185,950 in a non-cash transaction from the Company's majority stockholder in exchange for an equivalent reduction in the amount due the Company from the majority stockholder. During the six months ended June 30, 1998, the Company acquired fixed assets aggregating $120,579. Other than equipment which the Company purchases in the fulfillment of its contracts and its commitment to Brighton-STAQ, the Company has no capital expenditure commitments.

     Cash set aside for customer purchases, which represents prepayments by customers that are set aside to pay project related current liabilities and commitments, was $2,636,000 at December 31, 1996, and was utilized in full during 1997 to fund equipment purchases for the China National contract and loans to China National.

     Financing. During January 1996, the Company entered into a convertible demand note agreement with a third party, with interest at 5% per annum, providing proceeds of $575,603. The note had an outstanding balance, including accrued interest, of $620,101 at December 31, 1997. During June 1998, the Company settled the note, including accrued interest, by issuing 300,000 shares of common stock for $425,000 of such amount and by making a cash payment of $247,940 for the remaining amount.

     During December 1996, the Company sold 33,333 shares of common stock for aggregate proceeds of $450,000, less costs of $259,824, generating net proceeds of $190,176. During the year ended December 31, 1997, the Company sold an additional 24,006 shares of common stock for aggregate proceeds of $352,924, less costs of $45,416, generating net proceeds of $307,532. Such costs consist of payments to various related and unrelated parties as compensation for services rendered. In addition, the Company issued 6,090 shares of common stock with a value of $89,504 to various individuals and firms for services rendered with respect to capital raising activities. Included in the aforementioned costs of $259,824 in 1996 and $45,416 in 1997 are payments of $105,731 and $11,931, respectively, to Orient Financial Services Limited, a Hong Kong-based company in which Nils A. Ollquist, a director of the Company, is a principal.

     During the six months ended June 30, 1998, the Company sold 731,046 shares of common stock for aggregate proceeds of $1,179,171, less costs of $81,002, generating net proceeds of $1,098,169. Included in the 731,046 shares of common stock sold are 55,754 shares subscribed for during the six months ended June 30, 1998, for which the cash consideration of $79,171 was received by the Company subsequent to June 30, 1998.

     On March 9, 1998, the Company and an independent financial firm (the "Firm") entered into an agreement whereby the Firm will seek to secure investors for a contemplated private placement. The amount of the proceeds to the Company is specified as not less than $5,000,000, and the Firm is entitled to a commission of approximately 20% of the gross proceeds of the private placement. If certain criteria are achieved, the Firm would also be entitled to nominate two individuals to the Company's Board of Directors. During the six months ended June 30, 1998, the Company issued 29,000 shares under this agreement for gross proceeds of $145,000. The 29,000 shares are included in the 731,046 shares sold that are described above.

     In order to meet its working capital requirements, the Company has periodically received funding from Kit Kung, the Chairman of the Board of Directors, President and Chief Executive Officer, and his family members. The Company has also periodically made advances to the principals and officers of the Company. Such advances are unsecured and generally bear no stated interest rate or terms of repayment. As of December 31, 1997 and 1996, amounts due from Kit Kung and his family members aggregated $232,221 and $43,239, respectively; outstanding non-current receivables from other related parties aggregated $0 and $15,884, respectively; and amounts due to Kit Kung and his family members aggregated $0 and $227,298, respectively. During the years ended December 31, 1997 and 1996, the Company repaid $330,157 and $1,118,625 of advances previously made by Kit Kung and his family members to the Company. During 1997, the Company reduced the receivable from stockholders and related parties by $185,950, representing the estimated fair market value of project equipment acquired by the Company from Kit Kung in a non-cash transaction. During the years ended December 31, 1997 and 1996, advances to related parties aggregated $272,073 and $43,239, respectively, and during the year ended December 31, 1996, payments of accounts receivable from related parties totaling $424,872 were received.

     In December 1996, Kit Kung contributed $1,266,973 of net borrowings, consisting of $1,515,076 of amounts owed by the Company to Kit Kung less $248,103 of amounts owed to the Company, to contributed capital.

     During the six months ended June 30, 1998, the Company advanced $257,512 to Kit Kung and his family members.

     As of June 30, 1998, the Company had issued an irrevocable letter of credit for approximately $163,000, representing a contingent commitment for the purchase of equipment, none of which had been disbursed. During December 1997, the wife of the Company's founder and majority stockholder, who is an officer and director of the Company, provided a short-term credit facility to the Company by depositing $500,000 into a short-term interest-bearing account with a Hong Kong bank as security for the bank's letter of credit for $2,145,000 issued to a supplier in conjunction with the aforementioned Changan Automobile Works contract. The full amount of the letter of credit was disbursed during the six months ended June 30, 1998, and was repaid in August 1998.

     As a result of the delay in the China National project, the Company is in the process of renegotiating the terms of certain obligations under the technological licensing arrangements that it entered into in conjunction with the China National contract (See "BUSINESS - CHINA NATIONAL CONTRACT"). The contractual value of services currently under negotiation is approximately $450,000, and the settlement of such obligation is predicated on the resolution of the China National project (see "OVERVIEW"). The Company does not currently expect that it will recognize any significant revenues from this contract during the year ending December 31, 1998. If China National is unable to complete the project, management does not expect that the ultimate resolution of this matter will have a material adverse impact on the Company's financial position, results of operations or cash flows, other than the loss of revenue, profits and cash flows that would have been realized if the project had been completed.

     The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that its projected cash flow provided by operations, supplemented with borrowings from related parties as necessary, will be sufficient to support operations at current levels for at least the next 12 months. Although the Company's computer network integration and industrial equipment distribution business segments on a combined basis generate or have available sufficient working capital to support their operations, the Company requires additional capital in connection with the development of the STAQ On-line Network (See "BUSINESS - STAQ ON-LINE NETWORK").

     Brighton-STAQ was formed to design, develop, install and maintain a computer network for the trading of securities in China (the "STAQ On-line Network"). The Company owns a 90% interest in Brighton-STAQ and had invested or advanced approximately $1,650,000 and $1,910,000 with respect to Brighton-STAQ as of December 31, 1997 and June 30, 1998, respectively. As of December 31, 1997, the Company had fully funded its original obligation to invest $1,600,000 in Brighton-STAQ. The minority interest holders of Brighton-STAQ have the right to acquire an additional 10% ownership interest per annum (at the then determinable fair values) up to a maximum interest of 49%. The Company had also committed to provide aggregate funding of approximately $4,000,000 during 1998 in the form of loans, based on initial estimates of the amount of working capital required during 1998 to support the start-up and subsequent expansion of the STAQ On-line Network.

     To the extent that the Company is unable to timely fund its current commitment to Brighton-STAQ during 1998, the planned expansion of the STAQ On-line Network into additional cities in China will be deferred, thus delaying the development of Brighton-STAQ and its ability to reach operational viability. A delay in expanding the STAQ On-line Network may also result in potential customers adopting alternative systems to trade securities in China, thus diminishing the STAQ On-line Network's expansion potential and competitive position in China. The occurrence of these events could reduce the potential future commercial and economic value of the STAQ On-line Network, which would adversely affect the future profitability of Brighton-STAQ as it relates to the Company's consolidated results of operations.

     Based on revised and updated estimates of the cost to fund the expansion of the STAQ On-line Network, the Company does not believe that the entire $4,000,000 will be required during 1998. The Company currently expects to meet its funding commitment to Brighton-STAQ through a private sale of its common stock, although there can be no assurances that the Company will be successful in this regard. To the extent that Brighton-STAQ were to be funded by sources unrelated to the Company, the Company's interest in Brighton-STAQ could be reduced or eliminated, which would adversely affect the potential future profitability of Brighton-STAQ as it relates to the Company's consolidated results of operations. Since the Company has fully funded its original $1,600,000 commitment to Brighton-STAQ, the Company believes that this event is unlikely.

Inflation and Currency Matters:

     In recent years, the Chinese economy has experienced periods of rapid economic growth as well as relatively high rates of inflation, which in turn has resulted in the periodic adoption by the Chinese government of various corrective measures designed to regulate growth and contain inflation. Since 1993, the Chinese government has implemented an economic program designed to control inflation, which has resulted in the tightening of working capital available to Chinese business enterprises. The recent Asian financial crisis has resulted in a general reduction in domestic production and sales, and a general tightening of credit, throughout China. The success of the Company depends in substantial part on the continued growth and development of the Chinese economy.

     Since the Company's contracts are generally denominated in United States dollars and are usually of short duration, the Company is not subject to any significant economic exposure from the effects of inflation in China.

     Foreign operations are subject to certain risks inherent in conducting business abroad, including price and currency exchange controls, and fluctuations in the relative value of currencies. Changes in the relative value of currencies occur periodically and may, in certain instances, materially affect the Company's results of operations and the ability of customers to satisfy obligations owed to the Company. In addition, the Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving the Renminbi must take place either through the Bank of China or other institutions authorized to buy and sell foreign exchange, or at a Foreign Exchange Adjustment Center. The ability to convert the Renminbi is subject to the availability of foreign currencies.

     The continuing Asian financial crisis has had a negative impact on the Company's operations by reducing the Chinese economy's growth and general level of activity and causing uncertainty with respect to the ultimate cost of equipment ordered from United States-based suppliers, which must be paid for by converting Renminbi into United States dollars. Although the central government of China has recently indicated that it does not intend to devalue its currency in the near future, devaluation still remains a possibility. Should the central government of China decide to devalue the Renminbi, the Company believes that such an action would have a detrimental effect on the Company's operations, by reducing the purchasing power of the Company's Chinese customers and by decreasing the potential earnings from the STAQ On-line Network, when measured in United States dollars. Although the functional currency of certain of the Company's Far East operations is the Hong Kong Dollar or the Chinese Renminbi, the majority of the Company's transactions are conducted in United States dollars. Accordingly, the Company does not believe that devaluation of the Chinese Renminbi would have a material effect on the Company's consolidated financial position.

     However, the operations of the STAQ On-line Network will be subject to the effects of inflation and the risk of currency devaluation in China, since its operations will be conducted in Renminbi.


Recent Accounting Pronouncements:

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company does not have any significant components of comprehensive income other than net income (loss). Accordingly, adoption of SFAS No. 130 did not have a material effect on the Company's financial statement presentation and disclosures, and a separate statement of comprehensive income has not been presented.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15 ,1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company's results of operations and financial position will not be affected by implementation of SFAS No. 131. The Company is evaluating the effect that adoption of SFAS No. 131 will have on its financial statement disclosures.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company's results of operations and financial position will not be affected by implementation of SFAS No. 132. The Company is evaluating the effect that adoption of SFAS No. 132 will have on its financial statement disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for hedging activities. The Company has not determined whether SFAS No. 133 will have a material impact on its financial statement presentation or disclosures.

Year 2000 Issue:

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     Based on a recent internal assessment, the Company has determined that certain of its software programs will have to be modified or replaced so that its computer systems will properly utilize dates beyond December 31, 1999. The Company is in the process of developing estimated costs to be Year 2000 compliant. However, the Company is in the process of developing estimated costs to be Year 2000 compliant. However, the Company does not believe that the cost to modify its existing software and/or convert to new software will be significant.

     The Company has also reviewed the business operations of its computer network integration segment in order to determine the potential impact of the Year 2000 Issue with respect to computer networks that the Company has installed in China. Although the current computer networks that the Company installs are Year 2000 compliant, certain prior computer networks may not have been Year 2000 compliant. However, the Company believes that any software modifications necessary to make such computer networks Year 2000 compliant will be provided by the companies that developed the hardware and software installed by the Company. In addition, based on the Company's contracts with its customers, including the standard one year warranty provision, the Company does not believe that it has any obligation to modify or replace any network software that it has previously installed that is not Year 2000 compliant. Accordingly, the Company does not believe that it will incur any significant costs in this regard with respect to the Year 2000 issue.

                                   PROPERTIES

     New Jersey. The Company and BIC currently occupy facilities leased by BIC in Allendale, New Jersey consisting of 5,000 square feet. The lease expires on July 31, 2001.

     Hong Kong. BECL and its subsidiaries occupy facilities leased by BECL in Quarry Bay, Hong Kong consisting of Room 1001 on the 10th floor of Eastern Centre. The lease expires on March 22, 2000.

     Beijing. The facilities occupied by Brighton-STAQ in the Ritan Office Building, Chao Yang District, Beijing are under two separate lease agreements. In addition, Brighton-STAQ leases No. 11 Hall in the Beijing Workers' Stadium, adjacent to the STAQ Exchange. The leases all expire on April 30, 1999.

     Chongqing. Brighton-STAQ signed a three-year lease for its branch office, effective June 15, 1998 and expiring June 15, 2001, for office space in Chongqing, consisting of five offices on the 29th floor of the ICBC Building in Chongqing.

     Shanghai. Brighton-STAQ signed a two-year lease for its branch office, effective September 1, 1997 and expiring August 31, 1999, for office space in Shanghai, consisting of Suite D and E on the 5th Floor of the Nan Yang Properties Building.

     Shenzhen. The Brighton Elevator Shenzhen representative office occupies office space in the Shenzhen Beijing Hotel in Shenzhen. The lease expires June 30, 1999.

     Wuhan. The Brighton Elevator Wuhan representative office occupies 120 square feet of office space in Wuhan. The lease expires on October 1, 1998.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information as of September 15, 1998 with respect to (i) the beneficial ownership of the Common Stock of the Company by each beneficial owner of more than 5% of the outstanding shares of Common Stock of the Company, each director, each executive officer and all executive officers and directors of the Company as a group, (ii) the number of shares of Common Stock owned by each such person and group and (iii) the percent of the Company's Common Stock so owned.

     As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Each person has sole voting and investment power with respect to the shares of Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock, except as otherwise indicated.


                                                                                   Percentage of
                                               Number of Shares of               Outstanding Common
      Name and Address of                         Common Stock                   Stock Beneficially
       Beneficial Owner                        Beneficially Owned                     Owned

Kit Kung                                          2,760,335(1)                        60.93%
c/o Brighton Technologies Corporation
6 Pearl Court
Allendale, NJ  07401

Hong Yun                                            166,667(2)                         3.68%
c/o Brighton Technologies Corporation
6 Pearl Court
Allendale, NJ 07401

Nils A. Ollquist                                       --                               --
c/o Orient Financial Services 13C,
Chinaweal Centre
414-424 Jaffe Road
Wanchai, Hong Kong

Alan A. Jurewicz                                       --                               --
c/o Brighton Technologies Corporation
6 Pearl Court
Allendale, NY  07401

Michael Muldavin                                       --                               --
c/o Brighton Technologies Corporation
6 Pearl Court
Allendale, NJ  07401


All Directors and executive Officers              2,927,002                           64.61%
 as a group (5 persons)


----------

     (1) Does not include 166,667 shares of Common Stock owned by Hung Yun, Mr. Kung's wife. Mr. Kung disclaims beneficial ownership of such shares.


     (2) Does not include 2,760,335 shares of Common Stock owned by Kit Kung, Ms. Yun's husband. Ms. Yun disclaims beneficial ownership of such shares.


Changes in Control

     The Company is unaware of any contract or other arrangement, the operation of which may at a subsequent date result in a change in control of the Company.

                                   MANAGEMENT

Directors and Executive Officers

     The following table and text sets forth the names and ages of all directors and executive officers of the Company and the key management personnel as of September 15, 1998. The Board of Directors of the Company is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors meeting following the annual meeting of stockholders. Except as otherwise noted, there are no family relationships among directors and executive officers. Also provided is a brief description of the business experience of each director and executive officer and the key management personnel during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.


         Name                      Age                                 Position
         ----                      ---                                 --------
                  Brighton Technologies Corporation

         Kit Kung                  47                         Chairman of the Board,
                                                              President and Chief Executive Officer

         Alan A. Jurewicz          45                         Chief Financial Officer

         Nils A. Ollquist          41                         Director and Secretary

         Hong Yun                  43                         Director;
                                                              Vice President/General Manager
                                                              of The Brighton Industries Corporation

         Michael Muldavin          77                         Director


                        Key Management Personnel

         Wang Qian                 28                         Manager of Finance and Administration
                                                              Beijing Electronic Corporation Ltd. (Beijing)

         He Ping                   38                         General Manager
                                                              Beijing Brighton Staq
                                                              Electronic System Company Limited (Beijing)

         Xue Yong                  30                         Manager of Engineering
                                                              Department of Information Services Group
                                                              Brighton-STAQ

         Dali Zhang                28                         Deputy General Manager of Industrial
                                                              Automation Group (Southern China)
                                                              The Brighton Industries Corporation



         Ping Yu                   40                         Deputy General Manager
                                                              The Brighton Industries Corporation

         Li Zhong Hua              30                         General Manager
                                                              YangZhou Brighton


                            Background and Experience

     Kit Kung has been Chairman of the Board, President and Chief Executive Officer of the Company since October 1996. Mr. Kung is the Founder of BECL. He was born in Shanghai and emigrated to the United States in 1974. He re-visited China in 1980, and by 1981 was the first ever to legally export 32-bit computers from the United States into China; those first computers being two sets of VAX computer systems from Digital Equipment Corporation. From that profile, he established an extensive network of customers and relationships in China. Mr. Kung graduated from Rutgers University with a degree in Physics and is a citizen of the United States. Mr. Kung has been listed in the "Who's Who Worldwide" publication since 1993 and the "Outstanding Americans" publication since 1994. He is the husband of Hong Yun.

     Alan A. Jurewicz has served as Chief Financial Officer of the Company since August 5, 1998. Prior to joining the Company, Mr. Jurewicz was the regional controller for Global Passenger Services, a New York based transportation services company from June 1997 to July 1998. Mr. Jurewicz served as chief financial officer of Liberty Helicopter Corp., the largest helicopter operator in the Northeast United States, from June 1992 to June 1997. Mr. Jurewicz also served in controller positions with Trump Air, Texas Air Corp. (Continental Airlines) and Pan American World Airways from March 1977 to June 1992. Mr. Jurewicz holds a bachelor of science degree in accounting from Fairleigh Dickinson University. He is a member of the Phi Omega Epsilon Honor Society, American Institute of Certified Public Accountants and New Jersey Society of Certified Public Accountants.

     Hong Yun has been a director of the Company since October 1996. She founded BIC in 1989 and is the individual responsible for developing the industrial equipment business into a significant operation. Ms. Yun is a native of Beijing and a U.S. citizen by naturalization. Ms. Yun graduated from Beijing University of Beijing, China specializing in electronics engineering. She is the wife of Kit Kung.

     Nils A. Ollquist has been a director of the Company since October 1996 and Secretary of the Company since May 7, 1998. Mr. Ollquist also held the positions of Chief Financial Officer and Vice President of the Company until his resignation, in November 1997. He is also a Principal of Orient Financial Services Limited in Hong Kong. Mr. Ollquist has fifteen years of experience in investment banking and corporate finance in Hong Kong, the United States and Australia. Prior to creating Orient Financial in 1993, he served as head of Bank of America's mergers and acquisitions group in Asia. Before joining Bank of America in 1990, Mr. Ollquist was Director and head of Security Pacific Australia's U.S. corporate finance and investment banking activities. He worked for several years in Sydney with Amsterdam Rotterdam Bank and Barclays Bank from 1980 to 1984. Prior to commencing his investment banking career, Mr. Ollquist served for 5 years in the Australian Treasury in Canberra. He holds degrees in Economics and Law from the Australian National University.

     Michael Muldavin has been a director of the Company since October 1996. Mr. Muldavin, currently a visiting professor at the University of California at Los Angeles, was a pioneer in China trading, having assumed responsibility for the family trading business in Heilongjiang province before WWII. In 1979, Mr. Muldavin was invited by the Chinese Government to establish a joint Chinese language magazine "Science & Technology Review." In recent years, Mr. Muldavin has been involved in a total of more than 80 joint venture investments in China including agribusiness, automotive and media/data systems and communications. Mr. Muldavin founded the Benchmark Company Group, an investment consultancy and advisory firm, and has consulted on investments and ventures in China, Russia and Vietnam since 1980. Mr. Muldavin received his B.S. in mathematics and engineering, M.S. in economics, joint PhDs in economics and public administration and J.D. from Harvard College. Mr. Muldavin also holds a M.P.H. (medical care administration and epidemiology) from the University of California, Los Angeles.

     Qian Wang has been the Manager of Finance and Administration for BECL's PRC based operations since July 1998. Mr. Wang is responsible for corporate planning and financial control functions for all of the operations in China. Prior to joining the Company, Mr. Wang started his career as an auditor for Coopers & Lybrand. Mr. Wang also served as the Financial Consultant to Hewlett Packard China and the Senior Consultant to IBM China. Mr. Wang graduated from the Management College of Zhongshan University majoring in auditing. He holds a bachelor degree of economics. Mr. Wang is a native of Beijing and a Chinese national.

     He Ping is the General Manager of Brighton-STAQ. Mr. He joined the Company as the Deputy General Manager and then Acting General Manager of Brighton-STAQ project in September 1994, and was promoted to his current position. Prior to joining the Company, Mr. He was the Business Development Officer and Administrative Executive in the Beijing representative office of Imperial Chemical Industry since 1993. Mr. He graduated from Beijing TV University in 1988 and was a graduate of the China-Europe Management Institute MBA program in 1993. Mr. He is a native of Beijing and a Chinese national.

     Xue Yong is the Manager of the Engineering Department of the Information Services Group of Brighton-STAQ. Mr. Xue joined the Company in November 1991 and was assigned a number of technical positions within the Company. Mr. Xue presently is responsible to construct the nationwide network for the STAQ On-Line Network project. Prior to joining the Company, Mr. Xue was an EDA System Analyst for The No. 3 Research Institute under the Ministry of Electronics Industry of China. Mr. Xue graduated from Hua Zhong University of Science and Technology in 1987, majoring in Electronics and Information Engineering. Mr. Xue is a native of Beijing and a Chinese national.

     Dali Zhang is the Deputy General Manager of the Industrial Automation Group of BIC responsible for the business activities in Southern China Region. Mr. Zhang joined the Company in 1994 as a sales engineer and was gradually promoted to the present position. Mr. Zhang graduated from China Yanjing Overseas Chinese College in 1994 and holds a degree in international trade. Mr. Zhang is a native of Beijing and a Chinese national.

     Ping Yu has been Deputy General Manager of Allendale, New Jersey based operations of BIC since 1994. Mr. Yu has more than 12 years of experience in international trade business and held a number of managerial positions with Chinese government owned trading organizations, such as China Technical Corporation (CTC), USA and China National Technical Import & Export Corporation prior to joining the Company. Mr. Yu worked as an engineer for two years for Beijing Solar Energy Research Institute from 1982 to 1984. Mr. Yu graduated from Beijing Electronics Engineering Institute in 1982 with a B.S. degree in telecommunications. Mr. Yu is a native of Beijing and a Chinese national. He is a permanent resident of the United States.

     Li Zhong Hua joined BECL in October 1997 as the Deputy General Manager of the Industrial Automation Group responsible for international trade as well as the General Manager of YangZhou Brighton. Prior to joining the Company, Mr. Li was employed by a large size Chinese Government owned import & export corporation for 3 years as an in-house lawyer responsible for legal consulting on investment, contract negotiation and preparation. Mr. Li graduated as a post-graduate of the University of International Business and Economics in 1993 with a degree in international investment laws. Mr. Li is a native of Shanghai and a Chinese national.

                             EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid during fiscal years ended December 31, 1996 and 1997 to the Company's Chief Executive Officer. No officer of the Company received annual compensation in excess of $100,000 per annum.

                           Summary Compensation Table


             Name and
         Principal Position                          Year             Salary
         ------------------                          ----             ------
         Kit Kung, Chairman, President and Chief     1997             $80,000
         Executive Officer                           1996             $80,000


Compensation Agreements

     There are currently no long-term employment or consulting agreements between the Company and the executive officers or directors of the Company.


Board of Directors

     During the year ended December 31, 1997, no meetings of the Board of Directors were held; all corporate actions were conducted by unanimous written consent of the Board of Directors. Directors receive no compensation for serving on the Board of Directors, but are reimbursed for any out-of-pocket expenses incurred in attending board meetings. The Board of Directors has established an audit committee which consists of Messrs. Michael Muldavin and Nils A. Ollquist.


Stock Option Plan

     As of June 30, 1998, the Company had not adopted a stock option plan.

                              CERTAIN TRANSACTIONS

     In order to meet its working capital requirements, the Company has periodically received funding from Kit Kung, the Chairman of the Board of Directors, President and Chief Executive Officer, and his family members. The Company has also periodically made advances to the principals and officers of the Company. The advances relate to personal travel and related expenses incurred on corporate charge cards. Such advances are unsecured and generally bear no stated interest rate or terms of repayment. As of December 31, 1996 and 1997, amounts due from Kit Kung and his family members aggregated $43,239 and $232,221, respectively; outstanding receivables from other related parties aggregated $15,884 and $0, respectively; and amounts due to Kit King and his family members aggregated $227,298 and $0, respectively.

     At January 1, 1996, BIC had a net receivable, funded by advances from Kit Kung, from Brighton Information Systems Corporation (now known as Greater China Corporation) of $493,751. Kit Kung had previously served as a director and officer of Greater China Corporation until his resignation in March 1996. In partial settlement of this indebtedness, the Company received an assignment of fixed assets and accounts receivable during 1996 valued at $381,433, resulting in a balance of $112,318. During the year ended December 31, 1995, Kit Kung and his family members had advanced $1,612,041 to the Company, and during the year ended December 31, 1996, the Company had repaid $1,118,625 of such advances. During the years ended December 31, 1995 and 1996, advances to other related parties aggregated $518,322 and $43,239, respectively, and during the year ended December 31, 1996, payments of accounts receivable from related parties totalling $424,872 was received.

     Through November 1996, BECL had $248,103 of advances to affiliates of Greater China Corporation, which were funded by advances from Kit Kung. Kit Kung agreed to assume responsibility for settlement of such advances (and the previously described balance of $112,318 owed to BIC) and such amounts were offset against advances to stockholders.

     In December 1996, Kit Kung contributed approximately $1,266,973 of net borrowings, consisting of $1,515,076 of the net amounts owed by the Company to Kit Kung less $248,103 of amounts Kit Kung owed to the Company, to contributed capital.

     In 1997, Kit Kung sold project equipment to the Company with a fair market value of $185,950, which is equivalent to the price that the Company would have had to pay to purchase such equipment in the open market, in exchange for an equivalent reduction in the amount due the Company from Kit Kung.

     During December 1997, the wife of the Company's founder and majority stockholder, who is an officer and director of the Company, provided a short-term credit facility to the Company by depositing $500,000 into a short-term interest-bearing account with a Hong Kong bank as security for the bank's letter of credit for $2,145,000 issued to a supplier. The full amount of the letter of credit was disbursed during the six months ended June 30, 1998, and was repaid in August 1998. The estimated imputed cost of such credit facility was not significant.

     During the year ended December 31, 1997 and 1996, $27,804 and $105,731, respectively, was paid to Orient Financial Services Limited, a Hong Kong-based company in which Nils A. Ollquist is a principal.

     Salaries and incentives expenses for Kit Kung and his family members totaled approximately $135,000 in each of the years ended December 31, 1997 and 1996.

                            DESCRIPTION OF SECURITIES

General

     The Company is authorized by its Restated Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share, which preferred stock may be issued with such rights, designations and privileges (including redemption and voting rights) as the Board of Directors may, from time to time, determine.

     The following summary descriptions are qualified in their entirety by reference to the Company's Restated Certificate of Incorporation, a copy of which has been filed as an exhibit to the Registration Statement.

Common Stock

     The Company is authorized to issue 100,000,000 shares of Common Stock, par value $.001 per share. As of September 15, 1998, 4,530,379 shares of Common Stock were issued and outstanding and held of record by 93 stockholders. Each stockholder is entitled to one vote per share of Common Stock owned by such stockholder on all matters submitted to a vote of the stockholders.

     The Common Stock is not entitled to preemptive rights and is not subject to redemption. Subject to the dividend rights of holders of any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends at such times and in such amounts as the Board of Directors, from time to time, may determine. Subject to the liquidation preference of any then outstanding preferred stock, holders of Common Stock are entitled to receive, on a pro rata basis, all remaining assets of the Company available for distribution to the holders of Common Stock in the event of the liquidation, dissolution or winding up of the Company.

     All outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

Preferred Stock

     The Board of Directors has the authority to cause the Company to issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock, par value $.001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely effect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plans to issue any shares of preferred stock.

                                     PART II

Item 1.  Market Price For The Common Stock

     The Company was formed as a result of a reverse acquisition effective November 11, 1996, whereby the Company acquired all of the issued and outstanding capital stock of BIC and BECL from their shareholders in exchange for the issuance by the Company of a controlling interest in the Company to such shareholders (the "Reverse Merger"). Since April 15, 1998, the Company's Common Stock has been trading on the OTC Electronic Bulletin Board under the symbol "BGHT." The Company's Common Stock initially began trading under the symbol "BRTK" immediately after the Reverse Merger on November 12, 1996. Prior to that date, the Company's Common Stock traded under the symbol "ZNTX." The trading market is limited and sporadic and should not be deemed to constitute an "established trading market."

     The following table sets forth the range of high ask and low bid prices for the Company's common stock as quoted on the OTC Electronic Bulletin Board during the periods indicated. Such prices reflect prices between dealers in securities and do not include any retail markup, markdown or commission and may not necessarily represent actual transactions. All prices reflect the 1 for 3 reverse stock split effective November 11, 1996, the 1 for 3 reverse stock split effective October 17, 1997, the 1 for 3 reverse stock split effective January 26, 1998 and the 1 for 3 forward stock split effective April 15, 1998.


                                                         High      Low
                                                         ----      ---
Fiscal Year Ended December 31, 1996
-----------------------------------
Quarter Ended June 30, 1996 (1)                          31.50    31.50
Quarter Ended September 30, 1996 (1)                      (2)      (2)
Period from October 1, 1996 - November 11, 1996 (1)      20.82    11.25
Period from November 12, 1996 - December 31, 1996        21.39    18.75

Fiscal Year Ended December 31, 1997
-----------------------------------
Quarter Ended March 31, 1997                             21.00    16.14
Quarter Ended June 30, 1997                              17.64     9.75
Quarter Ended September 30, 1997                         15.38     7.13
Quarter Ended December 31, 1997                           7.13     1.50

Fiscal Year Ending December 31, 1998
-----------------------------------
Quarter Ended March 31, 1998                              7.33     1.96
Quarter Ended June 30, 1998                              10.69     2.00
Period from July 1, 1998 to September 18, 1998            5.94     2.88


----------

(1) High and low bid prices of the Company's Common Stock traded under the symbol "ZNTX" prior to the reverse acquisition effective November 11, 1996.

(2) Not available.

              On September 18, 1998, the closing bid price for the Common Stock as reported by OTC Electronic Bulletin Board was $4.50.

              As of September 15, 1998, the number of security holders of record of the Company's Common Stock was 93. As of such date, 4,530,379 shares were outstanding.

Item 2.       Legal Proceedings

     The Company is either a plaintiff or a defendant in several pending legal matters. In the opinion of management, the final resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.


Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

              None.

Item 4.       Recent Sales of Unregistered Securities

     The following is information for all securities that the Company has sold within the past three years without registering the securities under the Securities Act (all share information reflects the 1 for 3 reverse stock splits effective November 11, 1996, October 17, 1997 and January 26, 1998 and the 3 for 1 forward stock split effective April 15, 1998):

          1. On November 28, 1995, the Company issued an aggregate of 186,667 share of common stock to 24 investors. The offering was done as a private placement pursuant to Rule 505 of Regulation D.

          2. On November 30, 1995, the Company issued an aggregate of 16,667 shares of common stock to two investors. The offering was done pursuant to Rule 504 of Regulation D.

          3. On October 1, 1996, the Company issued an aggregate of 301,444 shares of common stock to eight investors. The offering was done pursuant to Rule 504 of Regulation D for a total offering price of $60,000.

          4. On October 22, 1996, the Company issued an aggregate of 2,833,333 shares of common stock to Mr. Kit Kung and 166,667 shares to Ms. Hong Yun in connection with the Reverse Acquisition. The shares were issued pursuant to Section 4(2) of the Securities Act.

          5. On October 22, 1996, the Company issued an aggregate of 25,000 shares of common stock to a consultant for the Company in connection with the Reverse Acquisition. The shares were issued pursuant to Section 4(2) of the Securities Act.

          6. On November 27, 1996, the Company issued an aggregate of 33,333 shares of common stock. The offering was done pursuant to Rule 504 of Regulation D for an aggregate offering price of $500,000.

          7. On March 5, 1997, the Company issued an aggregate of 9,422 shares of common stock with an aggregate value of $138,504 to five consultants or employees of the Company for services rendered. The shares were issued pursuant to Section 4(2) of the Securities Act.

          8. From March 5 through April 28, 1997, the Company issued an aggregate of 24,007 shares of common stock to twelve investors for an aggregate purchase price of $352,948. The offering was done pursuant to Rule 504 of Regulation D.

          9. In July 1997, the Company issued 1,500 shares of common stock with an aggregate value of $17,438 to a consultant for services rendered.

          10. On November 3, 1997, the Company issued 11,667 shares of common stock with a value of $29,000 to a consultant for services to be rendered, of which 10,000 shares were issued pursuant to Rule 504 of the Securities Act and 556 shares were issued pursuant to Rule 701 of the Securities Act.

          11. On March 31, 1998, the Company issued 423,528 shares of common stock to four investors for an aggregate purchase price of $599,998. The offering was done pursuant to Rule 504 of Regulation D.

          12. On May 13, 1998, the Company issued 211,764 shares of common stock to four investors for an aggregate purchase price of $300,000. The offering was done pursuant to Rule 504 of Regulation D.

          13. From May 7, 1998 through August 24, 1998, the Company issued an aggregate of 33,000 shares of common stock to 13 investors in Taiwan, Republic of China for an aggregate purchase price of $165,000. The offering was done pursuant to Regulation S.

          14. On May 20, 1998, the Company issued an aggregate of 10,000 shares of common stock to 5 investors for an aggregate purchase price of $50,000. The offering was done pursuant to Rule 506 of Regulation D.

          15. On August 24, 1998, pursuant to a stock purchase agreement executed prior to June 30, 1998, the Company issued 55,754 shares of common stock to an investor for the purchase price of $79,171. The shares were issued pursuant to Rule 504 of Regulation D.

     The Company believes that the transactions described above were exempt from registration under Section 3(a)(9), 3(b) or 4(2) of the Securities Act or Regulation S promulgated under the Securities Act.

Item 5.       Indemnification of Directors and Officers

     The Company's Restated Certificate of Incorporation includes provisions which limit the liability of its directors. As permitted by applicable provisions of the Delaware Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the Company or its stockholders, or that show a reckless disregard for duty to the Company or its stockholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the available of equitable remedies, such as injunctive relief or rescission.

     The Company has been advised that it is the position of the Commission that insofar as the provision in the Company's Restated Certificate of Incorporation may be invoked for liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

               BRIGHTON TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                   Index to Consolidated Financial Statements



                                                                          Page
                                                                         Number
                                                                         ------
Audited Consolidated Financial Statements
for the Years Ended December 31, 1996 and 1997
-----------------------------------------------------------
Report of Independent Certified Public Accountants....................     F-2

Consolidated Balance Sheets--
  December 31, 1996 and 1997..........................................     F-3

Consolidated Statements of Operations--
  Years Ended December 31, 1996 and 1997..............................     F-4

Consolidated Statements of Stockholders' Equity (Deficit)--
  Years Ended December 31, 1996 and 1997..............................     F-5

Consolidated Statements of Cash Flows--
  Years Ended December 31, 1996 and 1997..............................     F-6

Notes to Consolidated Financial Statements
  Years Ended December 31, 1996 and 1997..............................     F-7

Unaudited Condensed Consolidated Financial
Statements as of June 30, 1998 and for the Six Months
Ended June 30, 1997 and 1998
-----------------------------------------------------------
Condensed Consolidated Balance Sheet--
  June 30, 1998.......................................................    F-29

Condensed Consolidated Statement of Operations--
  Six Months Ended June 30, 1997 and 1998.............................    F-31

Condensed Consolidated Statement of Stockholders'
  Equity (Deficit)--Six Months Ended June 30, 1998....................    F-32

Condensed Consolidated Statements of Cash Flows--
  Six Months Ended June 30, 1997 and 1998.............................    F-33

Notes to Condensed Consolidated Financial Statements--
  Six Months Ended June 30, 1997 and 1998.............................    F-35


Report of Independent Certified Public Accountants

Brighton Technologies Corporation
     and Subsidiaries
Allendale, New Jersey

We have audited the consolidated balance sheets of Brighton Technologies Corporation and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brighton Technologies Corporation and Subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                        /s/  BDO SEIDMAN, LLP



BDO Seidman, LLP
Woodbridge, New Jersey

June 5, 1998

                        Brighton Technologies Corporation
                                and Subsidiaries

                           Consolidated Balance Sheets

December 31,                                                                              1997            1996
------------                                                                              ----            ----
Assets
Current:
   Cash and cash equivalents                                                      $    260,127    $    716,699
   Cash set aside for customer purchases (Note 2)                                         --         2,636,000
   Accounts receivable (net of allowance for doubtful accounts of $122,000 and       1,335,235       1,339,318
      $30,000 in 1997 and 1996)
   Costs and accumulated gross profit in excess of billings on uncompleted           2,104,631       2,056,987
      contracts (Note 5)
   Receivables from stockholders and related parties (Note 3)                          232,221          43,239
   Prepaid expenses                                                                    762,410         310,677
   Deferred taxes (Note 8)                                                                --         1,315,000
   Advances to customers (Note 10)                                                   1,671,166         542,168
   Other                                                                                 1,000           4,700
                                                                                  ------------    ------------
              Total current assets                                                   6,366,790       8,964,788
                                                                                  ------------    ------------
Fixed assets, net (Note 4)                                                           1,923,972       1,536,458
Other assets:
   Non-current accounts receivable - related parties (Note 3)                             --            15,884
   Deposits                                                                             14,490           9,245
   Prepaid contract fees                                                                34,375         171,875
   Intangible assets, net                                                               24,946          30,986
                                                                                  ------------    ------------
              Total other assets                                                     1,997,783       1,764,448
                                                                                  ------------    ------------
              Total assets                                                        $  8,364,573    $ 10,729,236
                                                                                  ------------    ------------
                                                                                  ------------    ------------

Liabilities and Stockholders' Equity (Deficit)
Current:
   Accounts payable                                                               $    839,244    $    958,550
   Accrued expenses                                                                    659,486         313,337
   Accrued licensing costs                                                             450,000         450,000
   Billings in excess of costs and accumulated gross profit on uncompleted           3,291,991       5,513,562
      contracts (Note 5)
   Customer deposits                                                                 2,150,000            --
   Deferred revenue                                                                     91,759          83,421
   Current portion of long-term debt (Note 6)                                          381,662         620,101
   Payable to stockholders (Note 3)                                                       --           227,298
   Taxes payable (Note 8)                                                               63,000       1,678,000
                                                                                  ------------    ------------
              Total current liabilities                                              7,927,142       9,844,269
Long-term:
   Long-term debt (Note 6)                                                             425,000            --
   Deferred taxes (Note 8)                                                             456,000         156,000
   Minority interests (Note 2)                                                         128,962         143,931
                                                                                  ------------    ------------
              Total liabilities                                                      8,937,104      10,144,200
                                                                                  ------------    ------------
Commitments and contingencies (Notes 6 and 9)
Stockholders' equity (deficit) (Notes 3, 6 and 7):
   Common stock; $.001 par value; shares authorized - 100,000,000; issued and            3,495           3,449
      outstanding - 3,495,333 and 3,448,677 in 1997 and 1996, respectively
   Preferred stock; $.001 par value; shares authorized - 5,000,000; none issued           --              --
      and outstanding
   Contributed capital                                                               1,907,396       1,480,482
   Accumulated deficit                                                              (2,483,422)       (898,895)
                                                                                  ------------    ------------
              Total stockholders' equity (deficit)                                    (572,531)        585,036
                                                                                  ------------    ------------
              Total liabilities and stockholders' equity (deficit)                $  8,364,573    $ 10,729,236
                                                                                  ------------    ------------
                                                                                  ------------    ------------

                    See accompanying notes to consolidated financial statements.

                        Brighton Technologies Corporation
                                and Subsidiaries

                      Consolidated Statements of Operations


Year ended December 31,                                              1997          1996
-----------------------                                              ----          ----
Revenues (Notes 5 and 10)                                        $ 6,446,617    $ 8,006,260

Cost of revenues (Note 5)                                          4,519,381      5,785,507
                                                                 -----------    -----------
                Gross profit                                       1,927,236      2,220,753
                                                                 -----------    -----------
Operating expenses:
   General and administrative                                      1,946,494      1,330,074
   Selling and marketing                                             521,954        386,217
   Depreciation and amortization                                     111,658         38,738
   Consulting fees (Note 7)                                          434,899           --
                                                                 -----------    -----------
                Total operating expenses                           3,015,005      1,755,029
                                                                 -----------    -----------
                Operating (loss) income                           (1,087,769)       465,724
                                                                 -----------    -----------
Other (expense) income:
   Interest expense and bank fees                                    (63,436)       (33,170)
   Interest income                                                    99,581         37,451
   Write-off of offering costs (Note 7)                             (582,685)          --
   Miscellaneous income                                               34,683         44,745
                                                                 -----------    -----------
                Total other (expense) income                        (511,857)        49,026
                                                                 -----------    -----------
                (Loss) income before income taxes and minority    (1,599,626)       514,750
                   interests
                                                                 -----------    -----------
Provision for income taxes (Note 8)                                     --         (309,000)
                                                                 -----------    -----------
Minority interests (Note 2)                                           15,099         (7,226)
                                                                 -----------    -----------
Net (loss) income                                                $(1,584,527)   $   198,524
                                                                 -----------    -----------
                                                                 -----------    -----------
(Loss) earnings per share data:
   Basic and diluted                                             $      (.46)   $       .06
                                                                 -----------    -----------
                                                                 -----------    -----------
   Weighted average shares outstanding - basic                     3,476,766      3,101,895
                                                                 -----------    -----------
                                                                 -----------    -----------


                    See accompanying notes to consolidated financial statements.

                        Brighton Technologies Corporation
                                and Subsidiaries

            Consolidated Statements of Stockholder's Equity (Deficit)



Years ended December 31, 1997 and 1996
--------------------------------------

                                                               Common Stock
                                                               ------------
                                                                                    Contributed     Accumulated
                                                            Shares       Amount        Capital       Deficit
                                                          ---------   -----------   -----------    -----------
Balance at January 1, 1996                                3,024,999   $     3,023   $    23,759    $(1,097,419)
Net shares issued in connection with reverse
   merger (Note 1)                                          390,345           393          (393)          --
Sale of common stock                                         33,333            33       449,967           --
Costs associated with the sale of common stock                 --            --        (259,824)          --
Conversion of advances from majority                           --            --       1,266,973           --
   stockholder (Note 3)
Net income                                                     --            --            --          198,524
                                                          ---------   -----------   -----------    -----------
Balance at December 31, 1996                              3,448,677         3,449     1,480,482       (898,895)
Sale of common stock                                         24,006            24       352,924           --
Costs associated with the sale of common stock                 --            --         (45,416)          --
Issuance of common stock for costs  associated
   with the sale of common stock                              6,090             6            (6)          --
Issuance of restricted common stock to employee               3,333             3        48,997           --
Issuance of restricted common stock for
   consulting fees                                           13,167            13        46,429           --
Issuance of common stock from rounding as a
    result of reverse stock split                                60          --            --             --
Issuance of stock options for services                         --            --          23,986           --
Net loss                                                       --            --            --       (1,584,527)
                                                          ---------   -----------   -----------    -----------
Balance at December 31, 1997                              3,495,333   $     3,495   $ 1,907,396    $(2,483,422)
                                                          ---------   -----------   -----------    -----------
                                                          ---------   -----------   -----------    -----------


                    See accompanying notes to consolidated financial statements.

                        Brighton Technologies Corporation
                                and Subsidiaries

                      Consolidated Statements of Cash Flows



Year ended December 31,                                                           1997           1996
-----------------------                                                           ----           ----
Cash flows from operating activities:
   Net (loss) income                                                          $(1,584,527)   $   198,524
   Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization                                             265,257        176,238
        Deferred income taxes                                                   1,615,000     (1,014,000)
        Minority interests                                                        (15,099)         7,226
        Note payable issued for consulting fees                                   150,000           --
        Non-cash compensation expense                                             119,428           --
        Interest accrued on notes payable                                          36,561         15,124
   Changes in assets and liabilities:
      Accounts receivable and advances to customers                            (1,109,031)    (1,185,943)
      Costs and accumulated gross profit in excess of billings                    (47,644)    (1,309,819)
      Other current assets                                                       (448,033)       208,941
      Other assets                                                                 (6,195)       (38,227)
      Accounts payable                                                           (119,306)       530,673
      Billings in excess of costs and accumulated gross profits                (2,221,571)     3,811,206
      Taxes payable                                                            (1,615,000)     1,318,000
      Customer deposits                                                         2,150,000           --
      Other liabilities and deferred revenue                                      354,617         23,386
                                                                              -----------    -----------
              Total adjustments                                                  (891,016)     2,542,805
                                                                              -----------    -----------
              Net cash provided by (used in) operating activities              (2,475,543)     2,741,329
                                                                              -----------    -----------
Cash flows from investing activities (Note 2):
   Decrease (increase) in cash set aside for customer purchases                 2,636,000     (2,036,000)
   Purchases of fixed assets                                                     (322,331)      (154,484)
                                                                              -----------    -----------
              Net cash provided by (used in) investing activities               2,313,669     (2,190,484)
                                                                              -----------    -----------
Cash flows from financing activities (Note 2):
   Proceeds from debt                                                                --          575,603
   Issuance of common stock, net of related costs                                 307,532        190,176
   Repayments on Stockholder advances                                            (330,157)    (1,118,625)
   Repayment of accounts receivable--related parties                                --           424,872
   Advances to related parties                                                   (272,073)       (43,239)
                                                                              -----------    -----------
              Net cash provided by (used in) financing activities                (294,698)        28,787
                                                                              -----------    -----------
Net increase (decrease) in cash and cash equivalents                             (456,572)       579,632
Cash and cash equivalents, beginning of year                                      716,699        137,067
                                                                              -----------    -----------
Cash and cash equivalents, end of year                                        $   260,127    $   716,699
                                                                              -----------    -----------
                                                                              -----------    -----------
Supplemental cash flow information:
   Taxes paid                                                                 $      --      $     5,358
                                                                              -----------    -----------
                                                                              -----------    -----------
   Interest paid                                                              $       628    $    18,046
                                                                              -----------    -----------
                                                                              -----------    -----------


                    See accompanying notes to consolidated financial statements.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


1.   Organization of Company

     General

     Brighton Technologies Corporation (the "Company") serves as the parent of Brighton Industries Corporation ("BIC"), a United States of America based company, and Brighton Electronics Corporation Limited ("BECL"), a Hong Kong based holding company for two Hong Kong subsidiaries and interests in two active joint ventures.

     On October 23, 1996, Zentex Corporation ("Zentex"), an inactive public company, effected a reverse non-cash merger transaction of BIC and BECL structured in the following manner. Stockholders of BIC and BECL transferred ownership of their shares to Zentex in exchange for the issuance of shares representing a controlling interest in Zentex. Pursuant to the terms of the agreement, Zentex transferred to the predecessor Zentex shareholders all of its operating assets (excluding the shares of BIC and BECL) in exchange for the assumption of liabilities existing immediately subsequent to the closing of the transaction. As part of the transaction, Zentex received a release of all obligations owed by it to an affiliate of the predecessor Zentex shareholders. In addition, at the closing, each member of the predecessor Zentex Board of Directors resigned and was replaced by representatives of the BIC and BECL stockholders. On November 12, 1996, Zentex was renamed Brighton Technologies Corporation. This transaction was consummated to facilitate the consolidation of the operating companies of BIC and BECL's founder and majority stockholder (the "Stockholder) into one entity. The Stockholder and members of his family control the operations of the Company and its subsidiaries. Prior to this transaction, the Stockholder and his family had full ownership of BIC and BECL. Since the BIC and BECL Stockholders obtained control of the Company, the accompanying financial statements reflect the operations of BIC and BECL for periods prior to the consummation of the transaction. The issuance of shares to the predecessor Zentex shareholders was accounted for as the issuance of equity by the Company for no consideration.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements

     BIC, a Delaware Corporation, principally conducts its business in the People's Republic of China ("PRC") through registered PRC offices, where it acts as the purchaser and distributor of third party manufactured industrial, telecommunication and computer equipment and technological processes to PRC customers. The Company has also entered into a long-term contract with China National Chemical Construction Chongqing Company ("China National") to aid in the design and construction of a sodium bichromate production plant in the PRC. Management does not expect to enter into any significant long-term contracts of this type in the future (see Notes 9 and 10).

     BECL is located in and incorporated in Hong Kong and is an investment and holding company for PRC companies. BECL subsidiaries are involved in the buying, selling and installation of computer and industrial equipment and in the development of credit card approval and authorization systems.

     One joint venture in which BECL has a 90% interest ("STAQ") has been formed to design, install and maintain a computer network for the trading of securities in the PRC. The minority interest holders of STAQ have the right to acquire an additional 10% ownership interest per annum (at the then determinable fair values) up to a maximum interest of 49%. Under the STAQ joint venture arrangements, the Company has committed to invest an additional $4,000,000 ($1,650,000 had been invested or advanced as of December 31, 1997 and 1996 (see Note 9)).



2.   Summary of Significant Accounting Policies

     Business Combination and Consolidation Policy

     The combination of the Company's subsidiaries, which were previously under the common control of the Stockholder, has been accounted for in a manner similar to the pooling-of-interests method of business combinations. This method presents the Company's financial position, results of operations and cash flows as if BIC and BECL were combined for all periods presented. Accordingly, the consolidated financial statements include the accounts of the Company and its direct subsidiaries and joint ventures in which the Company has a controlling interest. All intercompany accounts and transactions have been eliminated in consolidation.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements

     Minority Interests

     BECL consolidates the accounts of three joint ventures in which it holds controlling interests. Income (loss) allocable to minority interests is recorded in the accompanying consolidated financial statements. Operating losses are allocated to the minority interests only to the extent of the minority interests' investment in these joint ventures. The Company is responsible for losses in excess of the minority interests' investments. At December 31, 1997, the excess of such investments over accumulated losses was approximately $13,000.

     Foreign Currencies

     For BECL subsidiaries and BIC branch offices, whose functional currency is the Hong Kong Dollar or the PRC Renminbi, balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation adjustments are not material as of December 31, 1997 and 1996. For the majority of BIC transactions, revenue and costs are invoiced in U.S. dollars. Accordingly, the effects of foreign exchange transaction gains or losses are not material. The Company does not enter into foreign currency forward exchange contracts to hedge foreign currency exposures.

     Revenue Recognition

     The Company accounts for long-term contracts on the percentage-of-completion method and income is recognized as work on contracts progress, but estimated losses on contracts in progress are charged to operations immediately. The Company generally bills customers in accordance with contractual terms. At December 31, 1997 and 1996, management estimated that the Company will, at a minimum, recover its outlay for expenses when the projects are completed. Accordingly, no loss provisions for such contracts were recorded during 1997 and 1996.

     For short-term contracts and projects, revenue is recognized on the accrual basis as goods are shipped and services are performed.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


     Income Taxes

     The Company accounts for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of liabilities and assets using enacted tax rates in effect in years in which the differences are expected to reverse. Valuation allowances are established against deferred tax assets when management concludes that the realization of such deferred tax assets cannot be considered more likely than not.

     Income tax expense (benefit) is determined on a separate company basis and includes current Federal, foreign and state taxes and deferred taxes. For U.S. purposes, the Company filed its 1996 income tax returns on a cash basis and plans to file its 1997 income tax returns on an accrual basis.

     Cash Equivalents

     The Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

     Cash Set Aside for Customer Purchases

     Cash that is set aside to pay project related liabilities and commitments totaled $0 and $2,636,000 at December 31, 1997 and 1996, respectively.

     Concentration of Credit Risk

     The Company is potentially subject to a concentration of credit risk with respect to its trade receivables and advances to customers.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


     The Company performs initial and ongoing credit evaluations of its customers and periodically reviews the collectibility of accounts receivable and advances to customers, although a significant portion of the Company's business is done on the basis of letters of credit or cash advances with a relatively limited number of customers. Accordingly, the Company provides an allowance for its estimate of accounts deemed to be uncollectible. Bad debt provisions for the years ended December 31, 1997 and 1996 amounted to $148,000 and $0, respectively.

     Non-Cash Investing and Financing Activities

     During 1997, the Stockholder transferred fixed assets valued at $185,950 to BIC in lieu of repayments on the obligation owed to the Company (see Note
     3). In 1996, the Stockholder contributed $1,266,973 of net advances owed by the Company to contributed capital. Additionally, the Company received fixed assets valued at $67,297 in lieu of payments on prior year accounts receivable balances.

     In connection with the merger described in Note 1, 390,345 shares of common stock were issued to Zentex stockholders with no proceeds to the Company. The increase in common stock was offset by a reduction to contributed capital in the accompanying financial statements.

     Organization Costs

     Costs incurred in connection with the incorporation of the Company and the formation of its current structure are capitalized and amortized over a period of five years.

     Fixed Assets

     Fixed assets are carried at cost and are depreciated over the estimated useful lives of the related assets (generally 2 to 5 years) on a straight line basis. The cost of leasehold improvements is amortized over the lesser of the length of the related leases or the estimated useful lives of the assets. Assets purchased, but not utilized in operations, are not subject to depreciation.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


     Prepaid Contract Fees

     Prepaid contract fees are principally comprised of prepayments for services to be rendered over the life of a long-term contract. The related amortization expense for the years ended December 31, 1997 and 1996 was $137,500.

     Benefit Plans

     BIC has no pension or profit sharing plans. BECL has a defined contribution plan covering qualified participants. The amount of contributions for the years ended December 31, 1997 and 1996 were $18,909 and $20,416, respectively.

     Long-Lived Assets

     The carrying values of long-lived assets are periodically reviewed by management and impairments are recognized if the expected future operating undiscounted cash flows derived from an asset are less than its carrying value.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company utilizes estimates in measuring and projecting revenue, costs and gross profit on long-term contracts, in providing for an allowance for doubtful accounts (also see Note 10) and in recording accrued liabilities. Actual results could differ from those estimates.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


     Earnings Per Share

     In December 1997, as required, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which establishes standards for computing and presenting earnings per share. SFAS 128 replaces the presentation of primary earnings per share and fully dilutive earnings per share with basic earnings per share and diluted earnings per share, respectively. Basic earnings per share excludes the dilutive effects of options and convertible securities, if any, and is computed by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed assuming the exercise or conversion of common equivalent shares, if dilutive, consisting of unissued shares under options, warrants and debt instruments. In accordance with SFAS 128, all prior periods presented have been restated to conform to the new presentation.

     Potential common shares totaling 542,937 (comprised of options, warrants and convertible notes) were not included in the calculation of diluted loss per share for 1997 since such effects would be antidilutive. The amount of potential common shares in 1996 was not material.

     Effects of Recent Accounting Pronouncements

     In February 1997, the Financial Accounting Standards Board issued Statement No. 129, "Disclosure of Information about Capital Structure," which is effective for financial statements issued for periods ending after December 15, 1997. The new standard reinstates various disclosure requirements previously in effect under Accounting Principles Board Opinion No. 15, which has been superseded by this statement. Adoption of this statement had no effect on its current disclosures and presentation.

     In June 1997, the Financial Accounting Standards Board issued two new disclosure standards.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


     Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Results of operations and financial position will be unaffected by implementation of these new standards. The Company, however, has not determined whether either of these two standards will have a material impact on its financial statement disclosure.

     Reclassifications

     Certain prior period amounts have been reclassified to conform with the current year presentation.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


3.   Related Parties


     Receivables and Liabilities

     From time to time, the Company receives funding from or provides funding to the Stockholder, his family members, principals and officers. Such advances generally bear no stated interest rate or terms of payments.

     Outstanding balances with stockholders and related parties at December 31, 1997 and 1996 were as follows:



     December 31,                               1997        1996
     --------------------------------------   --------    --------
     Receivables (current and non-current):
        Stockholder and family members        $232,221    $ 43,239
        Other                                    --         15,884
     --------------------------------------   --------    --------
                                              $232,221    $ 59,123
     --------------------------------------   --------    --------
     Liabilities:
        Stockholder and family members        $  --       $227,298
     --------------------------------------   --------    --------



     (a) At January 1, 1996, BIC had a net receivable, funded by the Stockholder, from Brighton Information System Corporation (now known as Greater China Corporation, "Greater China") in the amount of $493,751. The Stockholder had previously served as a director and officer of Greater China until his resignation in March 1996. In partial settlement of this indebtedness in 1996, the Company received an assignment of fixed assets and accounts receivable valued at $381,433.

     (b) Through November 1996, BECL had $248,103 of advances to affiliates of Greater China, which were funded by advances from the Stockholder. Accordingly, the Stockholder has agreed to assume responsibility for settlement of such advances (and the balance owed to BIC after the transactions described in (a) above) and such amounts were offset against "Payable to stockholders." In December 1996, the Stockholder contributed outstanding borrowings (net of these advances) to the Company's capital structure (see below).

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


     Conversion of Advances

     In December 1996, the Stockholder elected to contribute $1,266,973 of net borrowings ($248,103 of amounts the Stockholder owed to the Company and $1,515,076 of the net amounts owed by the Company) into the Company's capital structure.

     Fixed Assets

     In 1997, the Company's Stockholder sold project equipment to the Company with an estimated fair market value of $185,950, in exchange for an equivalent reduction in the amount due the Company from the Stockholder.

     Professional Fees

     Fees paid to Directors and their affiliates for financial advisory services totaled $27,804 and $105,731 for the years ended December 31, 1997 and 1996, respectively. The entire amount in 1996 was charged to contributed capital (see Note 7).

     General and Administrative Expenses

     Salaries and incentives expenses for the Stockholder and members of his family totaled approximately $135,000 in each of the years ended December 31, 1997 and 1996.

4.   Fixed Assets

     Fixed assets at December 31, 1997 and 1996 are comprised of the following:


     December 31,                                         1997            1996
     ------------------------------------------     -----------     ----------
     Equipment                                      $  306,021      $  210,367
     Furniture and fixtures                             16,902          18,834
     Leasehold improvements                             32,083          18,027
     Vehicles                                           23,480              --
     Less: Accumulated depreciation                   (163,125)        (42,358)
     ------------------------------------------     ----------      ----------
                                                       215,361         204,870
     STAQ Project equipment (assets to be            1,708,611       1,331,588
        utilized in completing future projects)
     ------------------------------------------     ----------      ----------
             Total                                  $1,923,972      $1,536,458
     ------------------------------------------     ----------      ----------


5.   Long-Term Contracts


     At December 31, 1997 and 1996, costs, estimated gross profit and billings on uncompleted long-term contracts accounted for on the percentage of completion method are summarized as follows:


     December 31,                                         1997               1996
     ------------------------------------------     -----------     -------------
     Costs incurred on long-term contracts          $ 1,826,050     $  6,205,662

     Estimated gross profit                             278,581        1,242,824
     ------------------------------------------     -----------     -------------
                                                      2,104,631        7,448,486

     Less: Billings to date                          (3,291,991)     (10,905,061)
     ------------------------------------------     -----------     -------------
                                                    $(1,187,360)    $ (3,456,575)
     ------------------------------------------     -----------     -------------


     These amounts are included in the accompanying balance sheets under the following captions:



     December 31,                                             1997           1996
     ----------------------------------------------     ----------     ----------
     Costs and accumulated gross profit in              $2,104,631     $2,056,987
        excess of billing on uncompleted
        contracts

     Billings in excess of costs and accumulated         3,291,991      5,513,562
        gross profit on uncompleted contracts
     ----------------------------------------------     ----------     ----------


6.   Demand Note


     During 1996, BECL entered into a convertible demand note agreement with a third party, with interest at 5% per annum. The note is con- vertible into Company common stock at prevailing market values. In April 1998, the creditor chose to convert $425,000 of the obligation into 300,000 shares of common stock. Accordingly, such amount has been classified as non-current in the accompanying December 31, 1997 balance sheet. The note, including accrued interest, had a total balance of $656,662 and $620,101 as of December 31, 1997 and 1996, respectively.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements




     On February 25, 1997, the Company entered into an agreement with a consulting firm for business advisory services. Pursuant to that agreement, the Company paid the consulting firm $25,000 and issued a one-year note for $150,000 for services rendered. This charge ($175,000) is included in "Consulting fees" in the 1997 statement of operations. The note is unsecured, bears interest at 10% per annum, with interest to accrue until the due date of February 24, 1998, and is convertible at the option of the Company into a maximum 75,000 shares of common stock. Thereafter, such note will become payable upon demand, with interest at 12% per annum. The Company contemplates negotiating a settlement of this obligation and related payment terms.



7.   Stockholders' Equity


     Private Placements (see Note 12)

     In December 1996, the Company sold 33,333 shares of common stock in a private underwriting for proceeds of approximately $450,000. In 1997, the Company sold an additional 24,006 shares of common stock for proceeds of approximately $353,000.

     Costs directly related to the completion of these offerings amounted to $45,416 and $259,824 and have been charged to contributed capital in 1997 and 1996, respectively.

     Through May 1998, the Company sold 635,292 shares of common stock in a private sale for aggregate proceeds of $900,000. Such sales and proceeds are not related to the agreement described in Note 12.

     Common Stock Reserved for Issuance

     At December 31, 1997, the Company had reserved 542,937 shares for fulfilling the conversion of demand notes payable to common stock and common stock equivalents. The conversion terms are based on the fair market value of the Company's common stock.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements

     Stock Issued for Services

     In 1997, the Company issued, for nominal consideration, 22,590 shares of common stock to various individuals and firms. Of this issuance, 6,090 shares related to services rendered in connection with the 1997 Private Placement. The charge to operations for the issuance of 16,500 shares of common stock totaled $95,437 for the year ended December 31, 1997, which was based upon the fair market value of the stock at the date of the grants.

     Preferred Stock

     The Company has 5,000,000 authorized shares of Preferred Stock (with a par value of $.001 per share), none of which have been issued or remained outstanding as of and for the years ended December 31, 1997 and 1996. The Company's Board of Directors reserves the right to determine the ownership privileges of the Preferred Stockholders and terms of the security prior to its issuance.

     Stock Options

     During 1997, the Company entered into a letter of agreement with a public relations firm to provide corporate and investor relations. In conjunction therewith, the Company issued the public relations firm a three year stock option to purchase 8,334 shares of common stock with an exercise price of $7.50 per share, which was the fair market value on the date of the grant. The imputed fair value of this stock option is approximately $24,000, which has been charged to operations in 1997.

     Write-Off of Offering Costs

     During 1997, the Company had capitalized professional fees and related costs in connection with its contemplated initial public offering of common stock. Based on an assessment of market conditions and other factors, the Company has decided to abandon this offering and, accordingly, recognized a non-operating charge of $582,685 in 1997.

     Consulting Fees

     The Company incurred costs of $434,899 in professional fees related to general business development and financing efforts.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


     Increase in Authorized Shares

     In 1996, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation to establish the number of authorized shares of common stock of the Company at 100,000,000 shares, with a par value of $.001 per share and also approved a one for three stock split of the Company's common stock outstanding at that time. On October 17, 1997 and January 26, 1998, the Company subsequently effected separate one for three stock splits, and in April 1998, a three for one stock split was also enacted. All share and per share data have been restated for all periods presented to reflect these splits.

8.   Income

     Taxes The domestic and foreign components of (loss) income before income taxes and minority interests are as follows:


     December 31,             1997          1996
     -------------------     -----     ---------
     Domestic                $ --      $ 764,000
     Foreign                   --       (249,250)
     -------------------     -----     ---------
                             $ --      $ 514,750
     -------------------     -----     ---------


     The components of the (benefit) provision for income taxes are as follows:


     December 31,                                  1997            1996
     ---------------------------------     ------------     -----------
     Current:
        Federal                            $(1,284,000)     $   988,000
        Foreign                               (104,000)          47,000
        State                                 (227,000)         288,000
     ---------------------------------     ------------     -----------
                                            (1,615,000)       1,323,000
     ---------------------------------     ------------     -----------
     Deferred:
        Federal                                 986,000       (802,000)
        Foreign                               (104,000)        (29,000)
        State                                   174,000       (212,000)
     ---------------------------------     ------------     -----------
                                              1,056,000     (1,043,000)
     ---------------------------------     ------------     -----------
     Net change in valuation allowance          559,000          29,000
     ---------------------------------     ------------     -----------
     Provision for income taxes            $         --     $   309,000
     ---------------------------------     ------------     -----------


     The following table presents the principal reasons for the difference between the actual income tax provision (benefit) and the tax provision (benefit) computed by applying the U.S. Federal statutory income tax rate to income (loss) before income taxes and minority interests:


     December 31,                                           1997          1996
     ------------------------------------------          ----------     --------
     U.S. Federal income tax provision at                $ (544,000)    $ 175,000
        statutory rates
     State income taxes, net of Federal benefit             (96,000)      50,000
     Effects of foreign operations and tax rate              73,000       44,000
        differentials
     Valuation allowance                                    559,000       29,000
     Non-deductible losses and expenses                       7,000        7,000
     Other, net                                               1,000        4,000
     ------------------------------------------          ----------     --------
     Provision for income taxes                          $       --      309,000
     ------------------------------------------          ----------     --------



     The statutory tax rates in the United States (including applicable net state rates), Hong Kong and the PRC are 40%, 16.5% and 33%, respectively. There are no tax holidays, exemptions and incentives afforded to the Company for its off-shore operations.

     Deferred income taxes as recorded in the accompanying consolidated balance sheets are comprised of the following:

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements



                                                                1997                                      1996
                                             ----------------------------------------    -----------------------------------------

December 31,                                   Asset          Liability        Net          Asset       Liability          Net
                                             -----------      ---------    ----------    -----------    -----------    -----------
Current deferred income taxes:
  Accounts receivable                        $    36,000      $    --      $   36,000    $     --       $  (371,000)   $  (371,000)
  Liabilities                                    172,000           --         172,000      1,706,000           --        1,706,000
  Other current                                   20,000           --          20,000          --           (20,000)       (20,000)
  Valuation allowance                           (228,000)          --        (228,000)         --              --             --
                                             -----------      ---------    ----------    -----------    -----------    -----------
                                             $      --        $    --      $     --      $ 1,706,000    $  (391,000)   $ 1,315,000
                                             -----------      ---------    ----------    -----------    -----------    -----------
                                             -----------      ---------    ----------    -----------    -----------    -----------
Non-current deferred income taxes:
  Net operating loss carryforwards           $   692,000      $     --     $  692,000    $   116,000    $      --      $   116,000
  Change in tax reporting (cash to accrual)         --         (456,000)     (456,000)
  Deferred costs                                    --          (37,000)      (37,000)         --          (146,500)      (146,500)
  Fixed assets                                      --             --            --            --            (9,000)        (9,000)
  Other non-current                                 --             --            --            --              (500)          (500)
  Valuation allowance                           (692,000)        37,000      (655,000)      (116,000)          --         (116,000)
                                             -----------      ---------    ----------    -----------    -----------    -----------
                                             $      --        $(456,000)   $ (456,000)   $     --       $  (156,000)   $  (156,000)
                                             -----------      ---------    ----------    -----------    -----------    -----------
                                             -----------      ---------    ----------    -----------    -----------    -----------



     At December 31, 1997 and 1996, the Company had established a valuation allowance on the deferred tax assets related to its domestic net operating loss and the foreign net operating loss carryforwards of BECL. Reductions in the valuation allowance will be recorded when, in the opinion of management, the Company's ability to generate taxable income in the future is considered more likely than not.

     At December 31, 1997, the Company has net operating loss carry-forwards for Hong Kong tax purposes of approximately $599,000, which can be carried forward indefinitely. At December 31, 1997, the Company has domestic net operating losses of $1,500,000 for Federal and state tax purposes.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements




9.   Commitments and Contingencies



     Operating Leases

     The Company and its subsidiaries lease administrative office space and equipment under operating leases which expire prior to the end of 2001. Total future minimum lease payments as of December 31, 1997 are:


------------------------------------------------------------------
     1998                                                $223,392

     1999                                                 103,417

     2000                                                  43,750

     2001                                                  25,521
------------------------------------------------------------------
     Total minimum lease payments                        $396,080
------------------------------------------------------------------
------------------------------------------------------------------



     Rent expense and related costs for 1997 and 1996 were $337,440 and $260,396, respectively.

     Legal Matters

     The Company is either a plaintiff or a defendant in several pending legal matters or threatened claims. In the opinion of management, the final resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     China National Project

     The original turn-key contract with China National for the engineering design and implementation for a sodium bichromate production plant was expected to generate total revenues of $11,000,000 for the Company. Revenues under this contract for the years ended December 31, 1997 and 1996 were approximately $2,237,000 and $1,048,000, respectively, or 35% and 13% of the Company's total revenues, respectively. The Company has recorded cumulative aggregate revenues of $6,798,000 through December 31, 1997 under this contract or approximately 62% of the contract's total expected revenues.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements



     The Company has been advised by China National that they are currently negotiating with third party lenders for the necessary funds to complete the construction of the project. The Company is currently unable to predict the ultimate outcome of these discussions. In the event that China National is unsuccessful in its efforts to obtain such financing and construction efforts are suspended or terminated, the Company's anticipated revenues in the future with regard to this contract may be reduced or eliminated. Based on an assessment of discussions with China National and the timing involved in obtaining the necessary funds, management of the Company does not expect that any significant revenues will be earned from this contract during the year ending December 31, 1998. If China National is unable to complete the project, management does not expect that the ultimate resolution of this matter will have a material adverse impact on the Company's financial position, results of operations or cash flows, other than the loss of revenue, profits and cash flows that may have realized if the project had been completed.

     STAQ Joint Venture

     In addition to the $1,650,000 investment in the STAQ project at December 31, 1997, the Company has committed to provide additional funding of approximately $4,000,000 through 1998. The Company currently expects to meet its funding commitment through a private sale of its common stock, although there can be no assurance that the Company will be successful in this effort. To the extent that the Company is unable to timely fund its $4,000,000 commitment to the STAQ project during 1998, the Company's interest in the project may be reduced or eliminated, which would adversely affect the potential future profitability of this project as it relates to the Company's consolidated results of operations. If the Company were to be unable to fund the continuing development of the STAQ project, project equipment aggregating $1,708,611 at December 31, 1997 would be liquidated at net realizable value and the resulting loss, if any, would be charged to operations.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements




     Contractual Obligations

     From time to time, the Company may be subject to claims or penalties arising from failure to comply with specific contractual requirements on the progression of long-term projects. Management does not believe that it has any measurable exposures related to such contingencies at December 31, 1997. The Company is also in the process of renegotiating the terms of certain aspects of technological licensing arrangements. The contractual value of services currently under negotiation approximates $450,000. The inability of the Company to fulfill contractual terms of long-term projects or to negotiate favorable arrangements on the use or distribution of licensed technology may have a material adverse effect on the Company's financial statements.

     Letters of Credit

     At December 31, 1997, the Company had issued irrevocable letters of credit of $2,145,000 representing contingent commitments on equipment purchases.

     Income Taxes

     The Company and the Internal Revenue Service are in preliminary discussions regarding certain tax matters and related methodologies utilized in previous tax years. The Company is unable to predict, with any degree of certainty, the ultimate resolution of this matter. The Company does not believe such resolution will have a material impact on the results of operations, financial condition, or cash flows.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements


10.  Concentrations

     Major Customers

     China National accounted for approximately 35% and 13% of revenues for the years ended December 31, 1997 and 1996, respectively. A BECL customer accounted for approximately 17% of revenues in 1996. As an accommodation to China National for excess funds held by the Company, the Company has periodically loaned funds to China National. These loans do not bear interest and do not stipulate repayment dates. As of December 31, 1997 and 1996, the Company had advanced $1,181,513 and $542,168 to China National, respectively, classified as "Advances to customers" in the accompanying consolidated balance sheet. In addition, a deposit payable to China National of $2,150,000 was outstanding at December 31, 1997.

     Historically, the Company has relied on a limited number of customers for a substantial portion of its total revenues. The Company expects that a significant portion of its future revenues will continue to be generated by a limited number of customers. The loss of any of these customers or any substantial reduction in business volume with any of these customers could materially adversely affect operating results.

     Suppliers

     The Company purchases a substantial amount of equipment and licenses technology from a limited number of entities. Based on the number of alternate qualified suppliers, management does not believe that the Company has a concentration of risks under its current arrangements.

     Geographical

     The vast majority of the Company's revenues are derived from customers based in countries outside the United States, primarily the PRC. Such operations subject the Company to certain operational risks. The Company's prospective results of operations could be negatively affected by adverse consequences arising from these risks. Although management believes that the likelihood of such factors occurring is not significant, the possibility of unanticipated events disrupting the Company's operations exists.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements



11.  Segment Information

     Operations by Geographic Area

     Net revenues, operating income (loss) and identifiable assets from United States export sales to the Far East, the Company's operations based in the Far East (principally, PRC and Hong Kong) and its Corporate parent are as follows:


                           U.S. Far East
     December 31, 1997       Exports       Far East     Corporate   Eliminations  Consolidated
     ------------------------------------------------------------------------------------------

     Net revenues          $5,275,052     $1,171,565    $      -    $         -    $6,446,617

     Operating income          (6,984)      (376,402)   (704,383)             -    (1,087,769)
        (loss)

     Identifiable assets    5,124,662      5,082,861     144,372      (1,987,322)   8,364,573
     ------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------



                           U.S. Far East
     December 31, 1996       Exports       Far East     Corporate   Eliminations  Consolidated
     ------------------------------------------------------------------------------------------

     Net revenues           $6,039,716    $1,966,544     $     -     $        -     $8,006,260

     Operating income          730,875      (265,151)          -              -        465,724
        (loss)

     Identifiable assets     7,694,717     4,299,370           -     (1,264,851)    10,729,236
     ------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------



     Corporate activities and results of operations were not material for the year ended December 31, 1996. Substantially all of the Company's United States revenues are derived from customers based in the Far East.

     Operations by Segment

     The Company's predominant businesses are equipment distribution and networking. Corporate activities and results of operations were not material for the year ended December 31, 1996.

                        Brighton Technologies Corporation
                                and Subsidiaries

                   Notes to Consolidated Financial Statements



     Net revenues, operating income (loss) and allocated assets for the Company's segments are as follows:



                               Equipment
     December 31, 1997        Distribution       Networking      Corporate      Consolidated
     -----------------------------------------------------------------------------------------
     Net revenues               $4,445,350      $2,001,267     $        -       $ 6,446,617

     Operating income (loss)      (490,066)        106,680       (704,383)      $(1,087,769)

     Identifiable assets         3,252,340       5,082,861         29,372         8,364,573

     Purchases of fixed assets     120,084         202,247              -           322,331

     Depreciation and
     amortization expense           34,153          70,649          6,856           111,658
     -----------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------
                              Equipment
     December 31, 1996       Distribution       Networking      Corporate      Consolidated
     -----------------------------------------------------------------------------------------
     Net revenues               $3,664,433      $4,341,827     $       -         $8,006,260

     Operating income              214,515         251,209             -            465,724

     Identifiable assets         4,721,270       6,007,966             -         10,729,236

     Purchases of fixed assets      20,083         134,401             -            154,484

     Depreciation and
     amortization expense           33,702           5,036             -             38,738
     -----------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------



12.  Subsequent Event
     (Unaudited)

     On March 9, 1998, the Company and an independent financial firm (the "Firm") entered into an agreement, whereby the Firm will seek to secure investors for a contemplated private placement. The amount of the proceeds to the Company must not be less than $5,000,000 and the Firm is entitled to a commission of approximately 20% of the gross proceeds of the private placement. The Firm, if certain criterion are met, would also be entitled to nominate two individuals to the Company's Board of Directors. Through June 5, 1998, subscription agreements totaling $125,000 for purchases of 25,000 shares of Company common stock had been executed.

               Brighton Technologies Corporation and Subsidiaries
                Condensed Consolidated Balance Sheet (Unaudited)
                                  June 30, 1998


ASSETS
Current assets:
 Cash and cash equivalents                               $1,078,403
 Common stock subscription
    receivable (Note 3)                                      79,171
 Accounts receivable, net                                 2,478,594
 Costs and accumulated gross
     profit in excess of billings
     on uncompleted contracts                             2,260,183
 Receivables from stockholders
     and related parties                                    489,733
 Prepaid expenses                                           358,010
 Advances to customers (Note 4)                           1,196,588
                                                         ----------
     Total current assets                                 7,940,682
                                                         ----------

Fixed assets:
 Furniture and equipment                                    385,382
 Less:  Accumulated depreciation                           (217,717)
                                                         ----------
                                                            167,665
 STAQ project equipment (Note 4)                          1,822,294
                                                         ----------
     Net fixed assets                                     1,989,959
                                                         ----------

Other assets:
 Deposits                                                    22,351
 Intangible assets, net                                      21,518
                                                         ----------
     Total other assets                                      43,869
                                                         ----------
     Total assets                                        $9,974,510
                                                         ----------
                                                         ----------


                                   (continued)

               Brighton Technologies Corporation and Subsidiaries
          Condensed Consolidated Balance Sheet (Unaudited) (continued)
                                  June 30, 1998


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                        $1,118,476
 Accrued expenses                                           466,087
 Accrued licensing costs (Note 4)                           450,000
 Billings in excess of costs
  and accumulated gross profit
  on uncompleted contracts                                3,291,991
 Customer deposits (Note 4)                               2,150,000
 Deferred revenue                                           165,453
 Note payable (Note 5)                                      150,000
 Taxes payable                                               63,000
                                                        -----------
  Total current liabilities                               7,855,007
                                                        -----------
Long-term liabilities:
 Deferred taxes                                             456,000
 Minority interests                                         128,832
                                                        -----------
  Total long-term liabilities                               584,832
                                                        -----------

Stockholders' equity (Note 3):
 Preferred stock, $.001 par value;
  authorized - 5,000,000 shares;
  issued - none
 Common stock, $.001 par value;
  authorized - 100,000,000 shares;
  issued - 4,526,379 shares                                  4,526
 Contributed capital                                     3,429,534
 Accumulated deficit                                    (1,899,389)
                                                        -----------
  Net stockholders' equity                               1,534,671
                                                        -----------
  Total liabilities and
   stockholders' equity                                 $9,974,510
                                                        -----------
                                                        -----------





                       See accompanying notes to condensed
                       consolidated financial statements.

               Brighton Technologies Corporation and Subsidiaries
           Condensed Consolidated Statements of Operations (Unaudited)
                     Six Months Ended June 30, 1997 and 1998


                                                            1997             1998
                                                         ----------       ----------
Revenues                                                 $4,535,865       $8,851,331
Cost of revenues                                          3,205,144        6,540,501
                                                         -----------      ----------
 Gross profit                                             1,330,721        2,310,830
                                                         -----------      ----------

Operating expenses:
 General and administrative                                 842,536        1,276,668
 Selling and marketing                                      256,328          280,566
 Depreciation and amortization                               40,314           59,473
 Consulting fees (Note 5)                                   274,581
 Foreign currency transaction
  (gains) losses                                              7,423           (7,503)
                                                         -----------      ----------
  Total operating expenses                                1,421,182        1,609,204
                                                         -----------      ----------
  Operating income (loss)                                   (90,461)         701,626
                                                         -----------      ----------
Other income (expense):
 Interest expense and bank fees                             (28,124)        (113,268)
 Interest income                                             43,520           21,209
 Miscellaneous income (expense)                               8,091          (19,353)
                                                         -----------      ----------
  Total other income
   (expense), net                                            23,487         (111,412)
                                                         -----------      ----------
  Income (loss) before income
   taxes and minority
   interests                                                (66,974)         590,214

Provision (benefit) for income
 taxes (Note 1)                                             (31,000)           6,311
Minority interests                                            5,950              130
                                                         -----------      ----------
Net income (loss)                                        $  (30,024)      $  584,033
                                                         -----------      ----------
                                                         -----------      ----------
Net income (loss) per common
 share - basic and diluted
 (Note 2)                                                $     (.01)      $      .15
                                                         -----------      ----------
                                                         -----------      ----------


                       See accompanying notes to condensed
                       consolidated financial statements.

               Brighton Technologies Corporation and Subsidiaries
                Condensed Consolidated Statement of Stockholders'
                          Equity (Deficit) (Unaudited)
                         Six Months Ended June 30, 1998


                                Common Stock
                               ----------------            Contributed           Accumulated
                            Shares          Amount           Capital                Deficit                Total
                            ------          ------           -------                -------                -----
Balance,
    December
    31, 1997                3,495,333       $3,495           $1,907,396          $(2,483,422)          $ (572,531)

Sale of
    common
    stock                     731,046          731            1,178,440                                 1,179,171

Costs
    related
    to the
    sale of
    common
    stock                                                       (81,002)                                  (81,002)

Conversion
    of note
    payable
    and
    accrued
    interest
    into
    common
    stock                     300,000          300              424,700                                   425,000

Net income
    for the
    period                                                                           584,033              584,033
                            ---------        -----            ---------            ---------            ---------
Balance,
    June 30,
    1998                    4,526,379       $4,526           $3,429,534          $(1,899,389)          $1,534,671
                            ---------        -----            ---------            ---------            ---------
                            ---------        -----            ---------            ---------            ---------



                       See accompanying notes to condensed
                       consolidated financial statements.

               Brighton Technologies Corporation and Subsidiaries
           Condensed Consolidated Statements of Cash Flows (Unaudited)
                     Six Months Ended June 30, 1997 and 1998


                                                             1997            1998
                                                          ----------      ----------
Cash flows from operating activities:
 Net income (loss)                                       $  (30,024)      $  584,033
                                                         ----------      ----------
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in)
  operating activities:
   Depreciation and amortization                           109,063           92,395
   Deferred income taxes                                   509,500
   Minority interests                                       (5,950)            (130)
   Non-cash compensation expense                            24,500
   Note payable issued for
    consulting fees                                        150,000
   Changes in operating assets
    and liabilities:
     (Increase) decrease in -
     Accounts receivable and
      advances to customers                                113,660         (668,781)
     Costs and accumulated
      gross profit in
      excess of billings on
      uncompleted contracts                              1,381,591         (155,552)
     Prepaid expenses                                       (6,226)         404,400
     Deposits                                                                (7,861)
     Other current assets                                    4,700            1,000
     Increase (decrease) in -
     Accounts payable                                      917,287          279,232
     Accrued expenses                                     (154,816)        (191,206)
     Billings in excess of
      costs and accumulated
      gross profit on
      uncompleted contracts                             (4,061,169)
     Deferred revenue                                       24,017          73,694
     Taxes payable                                        (553,000)
                                                         ----------      ----------
      Total adjustments                                 (1,546,843)       (172,809)
                                                         ----------      ----------
 Net cash provided by (used in)
  operating activities                                  (1,576,867)        411,224
                                                         ----------      ----------



                                   (continued)

               Brighton Technologies Corporation and Subsidiaries
          Consolidated Statements of Cash Flows (Unaudited) (continued)
                     Six Months Ended June 30, 1997 and 1998


                                                            1997              1998
                                                         ----------        ----------
Cash flows from investing activities:
 Decrease in restricted cash                             $1,555,425        $
 Acquisition of fixed assets                                (34,771)        (120,579)
                                                         ----------        ----------
 Net cash provided by (used in)
  investing activities                                    1,520,654         (120,579)
                                                         ----------        ----------
Cash flows from financing activities:
 Sale of common stock, net of
  related costs                                            307,532         1,018,998
 Repayment of note payable                                                  (233,855)
 Advances to stockholder and
  related parties                                         (325,001)         (257,512)
 Decrease in payable to
  stockholders                                            (182,513)
 Increase in deferred offering
  costs                                                    (90,387)
                                                         ----------        ----------
 Net cash provided by (used in)
  financing activities                                    (290,369)          527,631
                                                         ----------        ----------

Net increase (decrease) in cash
  and cash equivalents                                    (346,582)          818,276
Cash and cash equivalents,
  at beginning of period                                   716,699           260,127
                                                         ----------        ----------
Cash and cash equivalents,
  at end of period                                      $  370,117        $1,078,403
                                                         ----------        ----------
                                                         ----------        ----------



                       See accompanying notes to condensed
                       consolidated financial statements.

               Brighton Technologies Corporation and Subsidiaries
        Notes to Condensed Consolidated Financial Statements (Unaudited)
                     Six Months Ended June 30, 1997 and 1998


1.   Basis of Presentation

     The accompanying condensed consolidated financial statements as of June 30, 1998 and for the six months ended June 30, 1997 and 1998 are unaudited but, in the opinion of management of the Company, contain all adjustments necessary to present fairly the financial position at June 30, 1998, the results of operations for the six months ended June 30, 1997 and 1998, and the cash flows for the six months ended June 30, 1997 and 1998. These adjustments are of a normal recurring nature. However, during the six months ended June 30, 1998, the Company recognized the tax benefit of a $172,000 net operating loss carryforward, which was previously reserved for at December 31, 1997, the effect of which is reflected in the provision for income taxes for the six months ended June 30, 1998. The accompanying condensed consolidated financial statements include the accounts of the Company and its direct subsidiaries and joint ventures in which the Company has a controlling interest. All intercompany accounts and transactions have been eliminated in consolidation.

     Certain information and footnote disclosures normally included in financial statements that have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures contained in these financial statements are adequate to make the information presented therein not misleading. For further information, refer to the Company's consolidated financial statements and notes thereto for the years ended December 31, 1996 and 1997.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 1998.

     All common share, common share equivalent and per share amounts have been restated for all periods presented to reflect one-for-three reverse stock splits effective October 17, 1997 and January 26, 1998, and a three-for-one stock split effective April 15, 1998.

               Brighton Technologies Corporation and Subsidiaries
        Notes to Condensed Consolidated Financial Statements (Unaudited)
                     Six Months Ended June 30, 1997 and 1998


2.   Net Income (Loss) Per Common Share

     Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which establishes standards for computing and presenting earnings per share. SFAS No. 128 replaces the presentation of primary earnings per share and fully diluted earnings per share with basic earnings per share and diluted earnings per share, respectively. Basic earnings per share excludes the dilutive effects of options and convertible securities, if any, and is computed by dividing net income
(loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed assuming the exercise or conversion of common equivalent shares, if dilutive, consisting of unissued shares under stock options, warrants and debt instruments. In accordance with SFAS No. 128, all prior periods presented have been restated to conform to the new presentation.

     At June 30, 1998, potentially dilutive securities representing 59,801 shares of common stock were outstanding, consisting of a stock option to purchase 8,334 shares and a $150,000 convertible note payable (see Note 5), plus accrued interest, convertible into 51,467 shares of common stock, and a stock option exercisable at $7.50 per share (which was in excess of average fair market value during 1998) to purchase 8,334 shares of common stock. The common shares issuable upon conversion of the note payable were included in the calculation of diluted net income per common share for 1998. However, the common shares issuable upon exercise of the stock option were excluded from the calculation of diluted net income per share for 1998 since the exercise price exceeded the average fair market value of the common stock during the period.

     The following tables present the components of basic and diluted earnings
(loss) per share for the six months ended June 30, 1997 and 1998:


                                                            1997             1998
                                                         ----------       ----------
Basic Earnings (Loss)
Per Share Computation
---------------------
Net income (loss) - as reported                          $  (30,024)      $  584,033
                                                         ----------       ----------
                                                         ----------       ----------
Weighted average number of common
    shares outstanding                                    3,467,630        3,795,621
                                                         ----------       ----------
                                                         ----------       ----------


               Brighton Technologies Corporation and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                             (Unaudited) (continued)
                     Six Months Ended June 30, 1997 and 1998


2.   Net Income (Loss) Per Common Share (continued)


                                                            1997             1998
                                                         ----------       ----------
Net income (loss) per common
    share - Basic                                        $     (.01)      $      .15
                                                         ----------       ----------
                                                         ----------       ----------
Diluted Earnings (Loss)
Per Share Computation
-----------------------

Net income (loss) - as reported                          $  (30,024)      $  584,033

Add:  Reduction in interest
    expense as a result of assumed
    conversion of note payable
    into shares of common stock,
    net of income tax effect                                      - (1)        8,500
                                                         ----------       ----------
Net income (loss) - as adjusted
    for Diluted computation                              $  (30,024)      $  592,533
                                                         ----------       ----------
                                                         ----------       ----------

Weighted average number of
    common shares outstanding                             3,467,630        3,795,621

Net shares of common stock
    issuable upon conversion of
    note payable (including
    accrued interest) into shares
    of common stock                                               - (1)       51,467
                                                         ----------       ----------

Weighted average number of
    shares of common stock and
    common stock equivalents
    outstanding - as adjusted
    for Diluted computation                              3,467,630         3,847,088
                                                         ----------       ----------
                                                         ----------       ----------

Net income (loss) per
    common share - Diluted                               $    (.01)       $      .15
                                                         ----------       ----------
                                                         ----------       ----------


----------
(1) Not calculated, as effect would be anti-dilutive.

               Brighton Technologies Corporation and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                             (Unaudited) (continued)
                     Six Months Ended June 30, 1997 and 1998


3.   Stockholders' Equity (Deficit)

     During the six months ended June 30, 1998, the Company entered into the following transactions relating to its capital structure:

     (a) During the six months ended June 30, 1998, the Company sold 731,046 shares of common stock for gross proceeds of $1,179,171, and incurred related costs of $81,002, generating net proceeds of $1,018,998. Included in the 731,046 shares of common stock sold are 55,754 shares subscribed for during the six months ended June 30, 1998, for which the cash consideration of $79,171 was received by the Company subsequent to June 30, 1998.

     (b) During June 1998, the Company settled a note payable with a balance of $672,940, including accrued interest, by issuing 300,000 shares of common stock for $425,000 of such amount and by making a cash payment of $247,940 for the remaining amount.

     (c) On March 9, 1998, the Company and an independent financial firm (the "Firm") entered into an agreement whereby the Firm will seek to secure investors for a contemplated private placement. The aggregate amount of the proceeds to the Company is specified as not less than $5,000,000, and the Firm is entitled to a commission of approximately 20% of the gross proceeds of the private placement. If certain criteria are achieved, the Firm would also be entitled to nominate two individuals to the Company's Board of Directors. During the six months ended June 30, 1998, the Company issued 29,000 shares under this agreement for gross proceeds of $145,000. The 29,000 shares are included in the 731,046 shares sold that are described above.

4.   Commitments and Contingencies

     China National Project -

     During April 1994, the Company entered into a long-term turn-key contract with China National Chemical Construction Chongqing Company ("China National") to assist in the design and construction of a sodium bichromate production plant in the PRC that was expected to generate total revenues of $11,000,000 for the Company. Revenues under this contract for the years ended December 31, 1996 and 1997 were approximately $1,048,000 and $2,237,000, respectively, or 13% and 35% of the Company's total revenues, respectively. Revenues under this contract for the six months ended June 30, 1997 were approximately $2,066,000 or 46% of the Company's total revenues; the Company did not record any revenues with respect to this contract for the six months ended June 30, 1998. The Company has recorded cumulative aggregate revenues of $6,798,000 through June 30, 1998 under this contract, or approximately 62% of the contract's total expected revenues. Management does not expect to enter any significant contracts of this type in the future.

               Brighton Technologies Corporation and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                             (Unaudited) (continued)
                     Six Months Ended June 30, 1997 and 1998


4.   Commitments and Contingencies (continued)


     The Company has been advised by China National that they are currently negotiating with third party lenders for the necessary funds to complete the construction of the project. The Company is currently unable to predict the ultimate outcome of these discussions. In the event that China National is unsuccessful in its efforts to obtain such financing and construction efforts are further suspended or terminated, the Company's anticipated revenues in the future with regard to this contract may be reduced or eliminated. The Company does not currently expect that it will recognize any significant revenues from this contract during the year ending December 31, 1998. If China National is unable to complete the project, management does not expect that the ultimate resolution of this matter will have a material adverse impact on the Company's financial position, results of operations or cash flows, other than the loss of revenue, profits and cash flows that would have been realized if the project had been completed.

     As an accommodation to China National for excess funds held by the Company, the Company has periodically loaned funds to China National. These loans do not bear interest and do not stipulate repayment dates. As of December 31, 1997 and June 30, 1998, the Company had advanced $1,181,513 to China National, which is included in Advances to customers in the accompanying condensed consolidated balance sheet. In addition, a deposit payable to China National of $2,150,000 was outstanding at December 31, 1997 and June 30, 1998, which is classified as Customer deposits in the accompanying condensed consolidated balance sheet.

     STAQ Joint Venture -

     Beijing Brighton-STAQ Electronic System Company Limited (the "STAQ joint venture") was formed to design, develop, install and maintain a computer network for the trading of securities in China (the "STAQ On-line Network"). The Company owns a 90% interest in the STAQ joint venture and had invested or advanced approximately $1,650,000 and $1,910,000 with respect to the STAQ joint venture as of December 31, 1997 and June 30, 1998, respectively. As of
December 31, 1997, the Company had fully funded its original obligation to invest $1,600,000 in the STAQ joint venture. The minority interest holders of the STAQ joint venture have the right to acquire an additional 10% ownership interest per annum (at the then determinable fair values) up to a maximum interest of 49%. The Company had also committed to provide aggregate funding of approximately $4,000,000 during 1998 in the form of loans, based on initial estimates of the amount of working capital required during 1998 to support the start-up and subsequent expansion of the STAQ On-line Network.

     To the extent that the Company is unable to timely fund its current commitment to the STAQ joint venture during 1998, the planned expansion of the STAQ On-line Network into additional cities in China will be deferred, thus delaying the development of the STAQ joint venture and its ability to reach operational viability. A delay in expanding the STAQ On-line Network may also result in potential customers adopting alternative systems to trade securities in China, thus diminishing the STAQ On-line Network's expansion potential and competitive position in China. The occurrence of these events could reduce the potential future commercial and economic value of the STAQ On-line Network, which would adversely affect the future profitability of the STAQ joint venture as it relates to the Company's consolidated results of operations.

               Brighton Technologies Corporation and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                             (Unaudited) (continued)
                     Six Months Ended June 30, 1997 and 1998


4.   Commitments and Contingencies (continued)

     Based on revised and updated estimates of the cost to fund the expansion of the STAQ On-line Network, the Company does not believe that the entire $4,000,000 will be required during 1998. The Company currently expects to meet its funding commitment to the STAQ joint venture through a private sale of its common stock (see Note 3), although there can be no assurances that the Company will be successful in this regard. To the extent that the STAQ joint venture were to be funded by sources unrelated to the Company, the Company's interest in the STAQ joint venture could be reduced or eliminated, which would adversely affect the potential future profitability of the STAQ joint venture as it relates to the Company's consolidated results of operations. Since the Company has fully funded its original $1,600,000 commitment to the STAQ joint venture, the Company believes that this event is unlikely. If the STAQ joint venture were to cease operations as a result of the Company's inability to provide adequate and timely funding, the STAQ joint venture's equipment aggregating $1,822,294 at June 30, 1998 would be liquidated at net realizable value and the resulting loss, if any, would be charged to operations.

     Contractual Obligations -

     As a result of the delay in the China National project, the Company is in the process of renegotiating the terms of certain aspects of technological licensing arrangements that it entered into in conjunction with its contract with China National. The contractual value of services currently under negotiation is approximately $450,000. The inability of the Company to fulfill contractual terms of long-term projects or to negotiate favorable arrangements on the use or distribution of licensed technology may have a material adverse effect on the Company's consolidated financial statements.

     Letters of Credit -

     As of June 30, 1998, the Company had issued an irrevocable letter of credit for approximately $163,000, representing a contingent commitment for the purchase of equipment, none of which had been disbursed. During December 1997, the wife of the Company's founder and majority stockholder, who is an officer and director of the Company, provided a short-term credit facility to the Company by depositing $500,000 into a short-term interest-bearing account with a Hong Kong bank as security for the bank's letter of credit for $2,145,000 issued to a supplier. The full amount of the letter of credit was disbursed during the six months ended June 30, 1998 and was repaid in August 1998. The estimated imputed cost of such credit facility was not significant.

               Brighton Technologies Corporation and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                             (Unaudited) (continued)
                     Six Months Ended June 30, 1997 and 1998


4.   Commitments and Contingencies (continued)

     Income Taxes -

     The Company and the Internal Revenue Service are in preliminary discussions regarding certain tax matters and related methodologies utilized in previous tax years. The Company is unable to predict, with any degree of certainty, the ultimate resolution of this matter. The Company does not believe such resolution will have a material impact on its results of operations, financial condition or cash flows.


5.   Consulting Fees

     During the six months ended June 30, 1997, consulting fees aggregating $274,581 were charged to operations for certain professional, consulting and other costs incurred in connection with the Company's ongoing business development and financing activities. Of such amount, $15,873 was paid to an affiliate of a director of the Company, and $175,000 consisted of a cash payment of $25,000 and a note payable for $150,000 for services rendered by a consulting firm. The Company did not incur any similar consulting fees during the six months ended June 30, 1998.

     The $150,000 note payable was unsecured, with interest at 10% per annum to accrue until the due date of February 24, 1998. Thereafter, such note is due and payable upon demand, with interest at 12% per annum. The Company has the option of converting the note, including accrued interest, on or after the due date, into shares of common stock, with the value of such common shares to be calculated at 75% of the market price on the conversion date. The maximum number of common shares that the Company will be required to reserve and issue as full settlement for the note, including accrued interest, is 75,000 shares. Such shares, if issued, will be restricted and will have piggyback registration rights. As of June 30, 1998, the note, including accrued interest, was convertible into 51,467 shares of common stock.

6.   Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS No. 130") which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in

               Brighton Technologies Corporation and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                             (Unaudited) (continued)
                     Six Months Ended June 30, 1997 and 1998


6.   Recent Accounting Pronouncements (continued)

a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company does not have any significant components of comprehensive income other than net income (loss). Accordingly, adoption of SFAS No. 130 did not have a material effect on the Company's financial statement presentation and disclosures, and a separate statement of comprehensive income has not been presented.

     In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company's results of operations and financial position will not be affected by implementation of SFAS No. 131. The Company is evaluating the effect that adoption of SFAS No. 131 will have on its financial statement disclosures.

     In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132") which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company's results of

               Brighton Technologies Corporation and Subsidiaries
              Notes to Condensed Consolidated Financial Statements
                             (Unaudited) (continued)
                     Six Months Ended June 30, 1997 and 1998


6.   Recent Accounting Pronouncements (continued)

operations and financial position will not be affected by implementation of SFAS No. 132. The Company is evaluating the effect that adoption of SFAS No. 132 will have on its financial statement disclosures.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for hedging activities. The Company has not determined whether SFAS No. 133 will have a material impact on its financial statement presentation disclosures.

                                    PART III


Exhibit
Number       Title
------       -----
2.1          Acquisition Agreement with BIC, BECL, Kit Kung and Hung Yun
3.1          Certificate of Incorporation as filed with the Delaware Secretary of State
3.2          Certificate of Correction of Certificate of Incorporation, as filed with the
              Delaware Secretary of State on January 17, 1989
3.3          Articles of Amendment to the Articles of Incorporation, as filed with the
              Delaware Secretary of State on November 1, 1995
3.4          Certificate of Amendment to Certificate of Incorporation, as filed with the
              Delaware Secretary of State on October 31, 1996
3.5          Certificate of Amendment to Certificate of Incorporation, as filed with the
              Delaware Secretary of State on October 10, 1997
3.6          Certificate of Amendment to Certificate of Incorporation, as filed with the
              Delaware Secretary of State on January 22, 1998
3.7          Certificate of Amendment to Certificate of Incorporation, as filed with the
              Delaware Secretary of State on April 15, 1998
3.8          By-laws
10.1         Lease Agreement (Allendale - The Company's and BIC's facilities)
10.2         Lease Agreement Summary (Hong Kong -- BECL's and its subsidiaries' facilities)
10.3         Lease Agreement Summary (Beijing)
10.4         Lease Agreement Summary (Beijing)
10.5         Lease Agreement Summary (Beijing)
10.6         Lease Agreement Summary (Chongqing)
10.7         Lease Agreement Summary (Shanghai)
10.8         Lease Agreement Summary (Shenzhen)
10.9         Lease Agreement Summary (Wuhan)
10.10        Agreement with China National
10.11        Agreement with AlliedSignal
10.12        Agreement with Huazheng for establishment of Brighton-STAQ
21.1         Subsidiaries of the Registrant
27.1         Financial Data Schedule for the year ended December 31, 1997 and the six months ended
             June 30, 1998


                                      III-1

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        BRIGHTON TECHNOLOGIES CORPORATION
                                  (Registrant)


Date: September 22, 1998               By: /s/ Kit Kung
                                         ----------------------------------
                                         Kit Kung
                                         President/Chief Executive Officer






                                      III-2